FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-

AstraZeneca PLC

26 July 2018 07:00 BST

H1 2018 Results

Strong performances from new medicines and Emerging Markets underpin the return to growth in 2018

Over the first half, the strong sales growth from new medicines (+75%, +69% at CER(1)) and the continued strength of the Emerging Markets business (+14%, +10% at CER) were offset by the impact from the loss of Crestor exclusivity in Europe and Japan. In line with expectations, an improved performance is anticipated in the second half, notably Product Sales, where guidance is reiterated for a low single-digit percentage increase over the full year at CER. Important news flow from the pipeline is expected to continue beyond the rest of the year.

Financial Highlights

	H1 2018			Q2 2018
		% change			% change
	$m	Actual	CER	$m	Actual	CER
Total Revenue	10,333	(1)	(5)	5,155	2	(1)
Product Sales	10,015	2	(2)	5,030	2	(1)
Externalisation Revenue	318	(53)	(54)	125	14	14
Reported Operating Profit(2)	1,459	(21)	(20)	763	(17)	(20)
Core Operating Profit(3)	2,161	(33)	(34)	1,265	(18)	(22)
Reported Earnings Per Share (EPS)	$0.54	(32)	(34)	$0.27	(27)	(38)
Core EPS	$1.17	(37)	(39)	$0.69	(21)	(26)

•                  Product Sales increased by 2% (down by 2% at CER) to $10,015m. New medicines(4) generated more than $1bn in additional sales at CER in the half

•                  The Reported Gross Margin declined by three percentage points to 78.6%, reflecting the favourable impact of manufacturing variances realised in H1 2017 and the agreement on Lynparza with MSD(5); the Core Gross Margin fell by three percentage points to 80.0%

•                  Productivity gains and cost discipline continued with prioritised and targeted investment in new medicines and additional investment in China

•             Total Reported Operating Expenses increased by 3% (down by 1% at CER) to $7,814m. Total Core Operating Expenses increased by 6% (2% at CER) to $6,877m.

•             Reported R&D costs declined by 6% (9% at CER) to $2,641m; Core R&D costs declined by 2% (5% at CER) to $2,558m, driven by efficiency savings. Reported SG&A costs increased by 8% (3% at CER) to $5,008m; Core SG&A costs increased by 11% (7% at CER) to $4,154m

•                  Externalisation Revenue declined by 53% (54% at CER) to $318m. Reported Other Operating Income & Expense increased by 29% (28% at CER) to $1,086m; Core Other Operating Income & Expense declined by 27% to $704m, with the difference between the Reported and Core performance reflecting a legal settlement. The Company continues to anticipate a significant level of externalisation activities in H2 2018

•                  An unchanged first interim dividend of $0.90 per share

•                  Restructuring costs reduced to $187m (H1 2017: $496m). Capital expenditure reduced to $486m (H1 2017: $549m). The Company continues to anticipate declines in restructuring costs and capital expenditure over the full year

•                  FY 2018 guidance reiterated and unchanged

Pascal Soriot, Chief Executive Officer, commenting on the results said:

“The performance in the first half demonstrated that we remain firmly on track to return our company to Product Sales growth in 2018. Our new medicines performed strongly and have established themselves as major drivers of Product Sales, including Lynparza, Tagrisso and Imfinzi in Oncology, Brilinta and Farxiga in CVRM and Fasenra in Respiratory. Emerging Markets, led by China, delivered double-digit growth.

The pipeline also continued to deliver: in Oncology, strong results were achieved by Lynparza in first-line ovarian cancer and Imfinzi showed an overall-survival benefit for patients in earlier-stage lung cancer, while a number of approvals were granted, including for Lokelma in hyperkalaemia. AstraZeneca’s rich pipeline and sharp commercial focus make us confident that we have in place the right conditions for our return to growth this year.”

Commercial Highlights

New medicines generated more than $1bn in additional sales at CER in the half compared to H1 2017. Product Sales highlights were:

•                  Oncology: sales growth of 42% in the half (37% at CER) to $2,664m, including:

•             Lynparza sales of $269m, growth of 132% (124% at CER), driven by expanded use in the treatment of ovarian cancer and a new approval for the use in the treatment of breast cancer. A very strong start in Japan, following the medicine’s launch in Q2 2018

•             Tagrisso sales of $760m, growth of 89% (82% at CER) reflecting increased use in the treatment of 2nd-line EGFR(6) T790M-mutated(7) NSCLC(8) and the newly-approved use in the 1st-line EGFR-mutated (EGFRm) setting as a new standard of care (SoC)

•             Imfinzi sales of $184m (Q2 2018: $122m), reflecting ongoing launches for the treatment of unresectable, Stage III NSCLC, where the number of new-patient starts continued to grow

•                  New CVRM(9): 12% growth (9% at CER) to $1,874m, including:

•             Brilinta sales of $609m, growth of 23% (18% at CER) due to continued market penetration in acute coronary syndrome and high-risk periprocedural myocardial infarction (HR PMI)

•             Farxiga sales of $639m, growth of 40% (36% at CER) as the medicine consolidated its blockbuster status

•             Bydureon sales of $294m, a decline of 2% (3% at CER). An encouraging BCise device launch was reflected in an increase in Q2 2018 sales of 6% (5% at CER) to $155m

•                  Respiratory: 6% growth (stable at CER) to $2,407m, including:

•             A Symbicort sales decline in the half of 6% (10% at CER) to $1,306m, as competitive class pressures in the US continued. Symbicort, however, delivered a significantly-improved sequential US performance in Q2 2018

•             Pulmicort sales growth of 12% in the half (6% at CER) to $633m. Q2 2018 growth of 27% (20% at CER) to $287m, reflecting the normalisation of supply in China

•             Fasenra sales of $86m (Q2 2018: $65m) further consolidating its leadership position among novel biologic asthma medicines

•                  Emerging Markets: the largest region by Product Sales, with growth of 14% (10% at CER) to $3,424m, including:

•             A China sales increase of 33% (24% at CER) to $1,893m. Underpinned by the launch of Tagrisso, Oncology sales in China grew by 57% (46% at CER) to $403m

•             An ex-China sales decline of 3% to $1,531m. A robust result, impacted by divested Product Sales and adverse performances in the Middle East, Africa and Russia

Pipeline Highlights

The table below highlights significant developments in the late-stage pipeline since the prior results announcement:

Regulatory Approvals	- Lynparza - breast cancer (JP) - Tagrisso - lung cancer (1st line) (EU) - Imfinzi - unresectable, Stage III NSCLC (JP) - Lokelma - hyperkalaemia (US)
Regulatory Submissions and/or Acceptances	- Forxiga - type-1 diabetes (JP) - Forxiga combination with Onglyza and metformin - type-2 diabetes (EU) - Bydureon - type-2 diabetes CVOT(10) (US)
Major Phase III Data Readouts or Other Major Developments

-                    Lynparza - ovarian cancer (1st line): primary PFS(11) endpoint met

-                    Imfinzi - unresectable, Stage III NSCLC: primary OS(12) endpoint met

-                    selumetinib - thyroid cancer: did not meet primary endpoint

-                    Bydureon BCise - type-2 diabetes; new device: positive CHMP(13) opinion

-                    Fasenra - COPD(14): did not meet primary endpoints

-                    lanabecestat - Alzheimer’s disease: termination of Phase III programme

Guidance

Guidance for FY 2018 is reiterated and unchanged. All measures in this section are at CER. Company guidance is on Product Sales and Core EPS only:

Product Sales	A low single-digit percentage increase
Core EPS	$3.30 to $3.50

Variations in performance between quarters can be expected to continue. The Company is unable to provide guidance and indications on a Reported basis because the Company cannot reliably forecast material elements of the Reported result, including the fair-value adjustments arising on acquisition-related liabilities, intangible-asset impairment charges and legal-settlement provisions. Please refer to the section ‘Cautionary Statements Regarding Forward-Looking Statements’ at the end of this announcement.

Additional Commentary

Outside of guidance, the Company provides indications for FY 2018 vs. the prior year:

•                  The sum of Externalisation Revenue and Other Operating Income & Expense is anticipated to decline vs. the prior year. As part of its long-term growth strategy, the Company remains committed to focusing on appropriate cash-generating and value-accretive externalisation activities that reflect the ongoing productivity of the pipeline. It is also committed to the continued management of its portfolio through divestments and to increasing the focus, over time, on its three main therapy areas

•                  Core R&D costs in FY 2018 are anticipated to be in the range of a low single-digit percentage decline to stable. This expectation includes the favourable impact on development costs from the MSD collaboration

•                  The Company maintains its focus on reducing operational and infrastructure costs. Total Core SG&A costs are expected to increase by a low to mid single-digit percentage in FY 2018, reflecting targeted support for medicine launches, including Imfinzi in Oncology and Fasenra in Respiratory, as well as additional investment in China. The Company also anticipates declines in restructuring costs and capital expenditure in FY 2018 vs. the prior year

•                  A Core Tax Rate of 16-20% (FY 2017: 14%)

Currency Impact

Based only on average exchange rates in the six months to 30 June 2018 and the Company’s published currency sensitivities, the Company anticipates a favourable low single-digit percentage impact from currency movements on Product Sales and Core EPS in FY 2018. Details on currency sensitivities are contained within the Operating and Financial Review.

Sustainability

AstraZeneca is committed to being a valued and trusted partner to its stakeholders over the long term. There is a distinct connection between maintaining a strong business and making a positive impact to a fairer, safer and healthier world. AstraZeneca is dedicated to pushing the boundaries of science to deliver sustainable health that transforms the lives of patients around the world.

AstraZeneca’s sustainability ambition is founded on making science accessible and operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of the planet. The Company’s sustainability ambition is reinforced by its purpose and values, which are intrinsic to its business model, and ensures that the delivery of its strategy broadens access to medicines, minimises the environmental footprint of medicines and processes and ensures that all business activities are underpinned by the highest levels of ethics and transparency.

A full update on the Company’s year-to-date sustainability progress is shown in the Sustainability Update section of this announcement.

Notes

The following notes refer to pages 1-3:

(1)                       Constant exchange rates. These are non-GAAP financial measures because they remove the effects of currency movements from Reported results.

(2)                       Reported financial measures are the financial results presented in accordance with International Financial Reporting Standards.

(3)                       Core financial measures. These are non-GAAP financial measures because, unlike Reported performance, they cannot be derived directly from the information in the Group Financial Statements. See the Operating and Financial Review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

(4)                       Lynparza, Tagrisso, Imfinzi, Calquence, Brilinta, Farxiga, Lokelma, Bevespi and Fasenra.

(5)                       Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada.

(6)                       Epidermal growth factor receptor.

(7)                       Substitution of threonine (T) with methionine (M) at position 790 of exon 20 mutation.

(8)                       Non-small cell lung cancer.

(9)                       New Cardiovascular, Renal and Metabolism, incorporating Brilinta, Diabetes medicines and Lokelma.

(10)                  Cardiovascular outcomes trial.

(11)                  Progression-free survival.

(12)                  Overall survival.

(13)                  Committee for Medicinal Products for Human Use, the European Medicines Agency’s (EMA) committee with responsibility for human medicines.

(14)      Chronic obstructive pulmonary disease.

The performance shown in this announcement covers the six-month period to 30 June 2018 (the half or H1 2018) and the three-month period to 30 June 2018 (the second quarter or Q2 2018) compared to the six-month period to 30 June 2017 (H1 2017) and the three-month period to 30 June 2017 (Q2 2017) respectively, unless stated otherwise. All commentary in the Operating and Financial Review relates to the half, unless stated otherwise.

Pipeline - Forthcoming Major News Flow

Innovation is critical to addressing unmet patient needs and is at the heart of the Company’s growth strategy. The focus on research and development is designed to yield strong results from the pipeline.

H2 2018

Lynparza - ovarian cancer (1st line): regulatory submission(15)

Tagrisso - lung cancer (1st line): regulatory decision (JP)

Imfinzi - unresectable, Stage III NSCLC: regulatory decision (EU)

Imfinzi +/- treme - lung cancer (1st line) (MYSTIC): data readout (final OS), regulatory submission

Imfinzi +/- treme - head & neck cancer (1st line): data readout

Imfinzi +/- treme - head & neck cancer (2nd line): data readout moxetumomab pasudotox - hairy cell leukaemia (3rd line): regulatory decision (US)

Farxiga - type-2 diabetes CVOT: data readout

Bydureon autoinjector - type-2 diabetes: regulatory decision (EU)

roxadustat - anaemia: data readout

Duaklir - COPD: regulatory submission acceptance (US)

Bevespi - COPD: regulatory decision (EU); regulatory submission (JP)

PT010 - COPD: regulatory submission

anifrolumab - lupus: data readout

H1 2019

Lynparza - breast cancer: regulatory decision (EU)

Lynparza - pancreatic cancer: data readout

selumetinib - NF-1: regulatory submission

Imfinzi +/- treme - head & neck cancer (1st line): regulatory submission

Imfinzi +/- treme - head & neck cancer (2nd line): regulatory submission

Imfinzi + treme - lung cancer (NEPTUNE): data readout

Brilinta - CAD(16) / type-2 diabetes CVOT: data readout

Farxiga - type-2 diabetes CVOT: regulatory submission

Lokelma - hyperkalaemia: regulatory submission (JP)

roxadustat - anaemia: regulatory submission (US)

anifrolumab - lupus: regulatory submission

H2 2019

Lynparza - pancreatic cancer: regulatory submission

Lynparza - ovarian cancer (1st line) (PAOLA-1): data readout

Tagrisso - lung cancer (1st line): data readout (final OS)

Imfinzi + treme - lung cancer (NEPTUNE): regulatory submission

Imfinzi +/- treme - lung cancer (1st line) (POSEIDON): data readout, regulatory submission

Imfinzi +/- treme - small-cell lung cancer: data readout, regulatory submission

Imfinzi +/- treme - bladder cancer (1st line): data readout, regulatory submission

Calquence - CLL(17): data readout, regulatory submission

Brilinta - CAD(18) / type-2 diabetes CVOT: regulatory submission

Farxiga - type-1 diabetes: regulatory decision (EU, JP)

(15)  Regarding ‘regulatory submission’, the Company will generally communicate based on regulatory submission acceptance in the US and the EU and regulatory submission in Japan.

(16)  Coronary artery disease.

(17)  Chronic lymphocytic leukaemia.

(18)  Coronary artery disease.

Conference Call

A live presentation, conference call and webcast for investors and analysts, hosted by management, will begin at 12:30pm UK time today. Details can be accessed via astrazeneca.com.

Reporting Calendar

The Company intends to publish its year-to-date and third-quarter financial results on 8 November 2018.

About AstraZeneca

AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Investor Relations

Thomas Kudsk Larsen		+44 203 749 5712
Josie Afolabi		+44 203 749 5631
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll free		+1 866 381 7277

Media Relations

Gonzalo Viña	UK/Global	+44 203 749 5916
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Table Of Contents And List Of Tables

Operating And Financial Review

All narrative on growth and results in this section is based on actual exchange rates, unless stated otherwise. Financial figures are in US$ millions ($m). The performance shown in this announcement covers the six-month period to 30 June 2018 (the half or H1 2018) and the three-month period to 30 June 2018 (the second quarter or Q2 2018) compared to the six-month period to 30 June 2017 (H1 2017) and the three-month period to 30 June 2017 (Q2 2017) respectively, unless stated otherwise. All commentary in the Operating and Financial Review relates to the half, unless stated otherwise.

Core financial measures, EBITDA, Net Debt, Initial Externalisation Revenue and Ongoing Externalisation Revenue are non-GAAP financial measures because they cannot be derived directly from the Group Condensed Consolidated Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, will provide investors and analysts with helpful supplementary information to better understand the financial performance and position of the Company on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP. Core financial measures are adjusted to exclude certain significant items, such as:

•                  Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

•                  Charges and provisions related to global restructuring programmes, which includes charges that relate to the impact of global restructuring programmes on capitalised IT assets

•                  Other specified items, principally comprising acquisition-related costs, which include fair-value adjustments and the imputed finance charge relating to contingent consideration on business combinations, legal settlements and foreign-exchange gains and losses on certain non-structural intra-group loans

Details on the nature of Core financial measures are provided on page 68 of the Annual Report and Form 20-F Information 2017. Reference should be made to the reconciliation of Core to Reported financial information and the Reconciliation of Reported to Core Financial Measures table included in the Financial Performance section of this announcement.

EBITDA is defined as Reported Profit Before Tax after adding back Net Finance Expense, results from Joint Ventures and Associates and charges for depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit Before Tax to EBITDA included in the Financial Performance section of this announcement.

Net Debt is defined as interest-bearing loans and borrowings net of cash and cash equivalents, other investments and net derivative financial instruments. Reference should be made to the Reconciliation of Interest-Bearing Loans and Borrowings to Net Debt included in the Cash Flow and Balance Sheet section of this announcement.

Ongoing Externalisation Revenue is defined as Externalisation Revenue excluding Initial Externalisation Revenue (which is defined as Externalisation Revenue that is recognised at the date of completion of an agreement or transaction, in respect of upfront consideration). Ongoing Externalisation Revenue comprises, among other items, royalties, milestone revenue and profit-sharing income. Reference should be made to the Breakdown of Externalisation Revenue table in this Operating and Financial Review.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca’s financial statements, including the notes thereto, and other available Company reports, carefully and in their entirety.

Table 1: Total Revenue

	H1 2018			Q2 2018
		% change			% change
	$m	Actual	CER	$m	Actual	CER
Total Revenue	10,333	(1)	(5)	5,155	2	(1)
Product Sales	10,015	2	(2)	5,030	2	(1)
Externalisation Revenue	318	(53)	(54)	125	14	14

Table 2: Product Sales

	H1 2018				Q2 2018
		% of	% change			% of	% change
	$m	total(19)	Actual	CER	$m	total	Actual	CER
Oncology	2,664	27	42	37	1,434	29	44	40
New CVRM	1,874	19	12	9	974	19	12	9
Respiratory	2,407	24	6	—	1,226	24	12	7
Other	3,070	31	(22)	(25)	1,396	28	(29)	(32)
Total	10,015	100	2	(2)	5,030	100	2	(1)

Table 3: Breakdown Of Externalisation Revenue

Ongoing Externalisation Revenue of $216m represented 68% of total Externalisation Revenue in the half (H1 2017: $228m, 34%). The Company anticipates that Ongoing Externalisation Revenue will grow as a proportion of Externalisation Revenue over time. A breakdown of Externalisation Revenue is shown below:

	H1 2018				Q2 2018
		% of total(20)	% change		$m	% of	% change
	$m		Actual	CER		total	Actual	CER
Royalties	21	7	(75)	(76)	13	10	(66)	(66)
Milestones/Other(21)	195	61	36	37	112	90	n/m	n/m
Ongoing Externalisation Revenue	216	68	(5)	(4)	125	100	n/m	n/m
Initial Externalisation Revenue	102	32	(77)	(79)	—	—	n/m	n/m
Total Externalisation Revenue	318	100	(53)	(54)	125	100	14	14

(19)  Due to rounding, the sum of therapy area percentages may not agree to the total.

(20)  Due to rounding, the sum of category percentages may not agree to totals.

(21)  May include, inter alia, option income and profit-sharing income.

Table 4: Initial Externalisation Revenue

A breakdown of Initial Externalisation Revenue in the half is shown below:

Medicine	Partner	Region	$m
Crestor	Almirall, S.A.	Spain	61
Other			41
Total			102

Table 5: Ongoing Externalisation Revenue

A breakdown of Ongoing Externalisation Revenue in the half is shown below:

Medicine	Partner	Region	$m
Lynparza	MSD - milestone revenue (regulatory milestone)	Global	70
Lynparza	MSD - milestone revenue (sales-related milestone)	Global	100
Other			46
Total			216

Table 6: Externalised And Divested Medicines

Several AstraZeneca medicines were externalised or divested after H1 2017, thus adversely impacting the Product Sales performance:

Completion	Medicine	Region	H1 2018(22)	H1 2017	Difference	Adverse Impact on
						H1 2018
						Product Sales
			$m	$m	$m
October 2017	Anaesthetics	Global	32	159	(127)
January 2018	Crestor	Spain	4	44	(40)
	Total		36	203	(167)	2%

(22)  H1 2018 Product Sales here comprise sales made to partners under manufacturing and supply agreements.

Table 7: Ongoing Externalisation Revenue Agreements

Examples of transactions that include Ongoing Externalisation Revenue are shown below:

Completion	Medicine	Partner	Region	Externalisation Revenue
July 2017	Lynparza	MSD	Global	• Initial $1.0bn revenue
• Up to $0.75bn for certain licence options, including $0.25bn paid in Q4 2017
• Up to $6.15bn in regulatory and sales milestones
March 2017	MEDI8897	Sanofi Pasteur, Inc.	Global	• Initial €120m revenue
• Up to €495m in sales and development-related milestones
March 2017	Zoladex	TerSera Therapeutics LLC (TerSera)	US and Canada	• Initial $250m revenue
• Up to $70m in sales-related milestones
• Mid-teen percentage royalties on sales

Product Sales

The performance of new and legacy medicines is shown below, with a geographical split shown in Notes 6 & 7.

Table 8: Therapy Area And Medicine Performance

		H1 2018				Q2 2018
			% of	% change			% of	% change
Therapy Area	Medicine	$m	total(23)	Actual	CER	$m	total	Actual	CER
Oncology	Tagrisso	760	8	89	82	422	8	82	77
	Iressa	275	3	5	(1)	143	3	4	(1)
	Lynparza	269	3	n/m	n/m	150	3	n/m	n/m
	Imfinzi	184	2	n/m	n/m	122	2	n/m	n/m
	Calquence	20	—	n/m	n/m	12	—	n/m	n/m
	LEGACY:
	Faslodex	501	5	8	5	247	5	—	(3)
	Zoladex	376	4	4	(1)	192	4	8	4
	Arimidex	111	1	5	—	57	1	6	2
	Casodex	104	1	(5)	(11)	52	1	(4)	(9)
	Others	64	1	14	11	37	1	23	23
	Total Oncology	2,664	27	42	37	1,434	29	44	40
CVRM	Brilinta	609	6	23	18	316	6	16	13
	Farxiga	639	6	40	36	340	7	36	34
	Onglyza	255	3	(16)	(19)	126	3	(16)	(18)
	Bydureon	294	3	(2)	(3)	155	3	6	5
	Byetta	60	1	(33)	(35)	29	1	(33)	(35)
	Symlin	16	—	(36)	(36)	7	—	(36)	(36)
	LEGACY:
	Crestor	727	7	(39)	(42)	338	7	(40)	(42)
	Seloken/Toprol-XL	373	4	2	(2)	173	3	(4)	(7)
	Atacand	137	1	(7)	(10)	66	1	(8)	(10)
	Others	158	2	(12)	(17)	73	1	(19)	(23)
	Total CVRM	3,268	33	(8)	(11)	1,623	32	(9)	(11)
Respiratory	Symbicort	1,306	13	(6)	(10)	672	13	(5)	(8)
	Pulmicort	633	6	12	6	287	6	27	20
	Fasenra	86	1	n/m	n/m	65	1	n/m	n/m
	Daliresp/Daxas	83	1	(10)	(12)	45	1	(6)	(8)
	Tudorza/Eklira	73	1	3	(3)	39	1	15	12
	Duaklir	50	—	43	29	22	—	38	31
	Bevespi	13	—	n/m	n/m	8	—	n/m	n/m
	Others	163	2	23	15	88	2	35	28
	Total Respiratory	2,407	24	6	—	1,226	24	12	7

(23)  Due to rounding, the sum of individual medicine percentages may not agree to totals.

		H1 2018				Q2 2018
			% of	% change			% of	% change
Therapy Area	Medicine	$m	total(23)	Actual	CER	$m	total	Actual	CER
Other	Nexium	890	9	(16)	(19)	442	9	(26)	(28)
	Synagis	250	2	(17)	(17)	26	1	(63)	(63)
	Losec/Prilosec	145	1	7	(1)	76	2	12	4
	Seroquel XR	129	1	(20)	(23)	76	2	(20)	(21)
	Movantik/Moventig	52	1	(16)	(16)	24	—	(25)	(25)
	Others	210	2	(41)	(44)	103	2	(52)	(53)
	Total Other	1,676	17	(19)	(22)	747	15	(30)	(33)
	Total Product Sales	10,015	100	2	(2)	5,030	100	2	(1)

Specialty-care medicines comprise all Oncology medicines and Fasenra. At 27% of total Product Sales, specialty-care-medicine sales grew by 46% in the half (41% at CER) to $2,750m. In H1 2017, speciality-care medicines comprised 19% of total Product Sales.

Product Sales Summary

ONCOLOGY

Product Sales of $2,664m; an increase of 42% (37% at CER). Oncology Product Sales represented 27% of total Product Sales, up from 19% in H1 2017.

Lynparza

By the end of the half, Lynparza was approved in over 50 countries for the treatment of ovarian cancer. Launches in breast cancer took place in the US and Japan during the period and the indication was under regulatory review in Europe. Product Sales of Lynparza amounted to $269m, an increase of 132% (124% at CER). The strong performance was geographically spread; it was, however, particularly noticeable in the US.

US sales grew by 198% to $149m, with continued sequential quarter on quarter growth of 26% to $83m in Q2 2018; the performance in the half reflected continued growth in both the ovarian and breast indications, as well as the H2 2017 launch of Lynparza tablets and regulatory approval as a 2nd-line treatment for ovarian cancer, regardless of BRCA(24) status. In the half, the Company announced the approval of Lynparza in the US as a treatment for patients with germline BRCA-mutated (BRCAm) breast cancer. At the end of the half, Lynparza remained the leading medicine in the poly ADP ribose polymerase (PARP)-inhibitor class in the US, as measured by total prescription volumes.

Sales in Europe increased by 50% (36% at CER) to $87m, this was driven by encouraging levels of reimbursement, a number of successful launches, higher BRCA-testing rates and an increased level of penetration across all countries. On 8 May 2018, the Company announced that the EMA had approved Lynparza tablets (300mg twice daily) as a 2nd-line treatment for patients with ovarian cancer, regardless of BRCA status.

Japan sales of $10m in the half followed the initial launch in April 2018 in ovarian cancer; Lynparza was approved as a treatment for BRCAm, metastatic breast cancer on 2 July 2018, a targeted chemotherapy-sparing option.

In July 2017, AstraZeneca and MSD announced a global strategic oncology collaboration to co-develop Lynparza and the potential medicine selumetinib for multiple cancer types as monotherapies and in combinations. The integration of development and commercial activities is progressing well, with both companies promoting Lynparza.

(24)  A BRCA mutation is a mutation in either of the BRCA1 and BRCA2 genes, which are tumour-suppressor genes.

Lung Cancer

Tagrisso

By the end of the half, Tagrisso was approved in a number of markets, including Brazil, the US, the EU, Russia, Australia, Canada and Egypt, for the treatment of 1st-line EGFRm NSCLC; a number of additional regulatory reviews were also underway. In the 2nd-line setting, Tagrisso has now been approved and launched in more than 75 countries, including in the US, Europe, Japan and China, for patients with EGFR T790M-mutated NSCLC.

Product Sales of $760m represented growth of 89% (82% at CER), partly driven by increased testing rates and the aforementioned US approval in the 1st-line setting. Continued growth was also delivered in the 2nd-line indication in other countries.

Sales in the US grew by 89% to $341m, with sequential growth in the second quarter of 32% to $194m, reflecting a rapid uptake in the 1st-line setting that followed the April 2018 approval of Tagrisso as a 1st-line treatment of patients with metastatic EGFRm NSCLC. Tagrisso achieved market leadership in new patient starts for the 1st-line treatment of patients with EGFRm NSCLC in the US.

Within Emerging Markets, Tagrisso sales grew by 298% (280% at CER) to $159m, with notable growth in China where the medicine was approved in March 2017 as a 2nd-line treatment for patients with EGFR T790M-mutated NSCLC. Asia-Pacific has a relatively high prevalence of patients with an EGFR mutation at 30-40% compared to 10-15% in western markets.

In Europe, sales of $139m represented growth of 83% (63% at CER), driven by positive reimbursement decisions, further growth in testing rates and strong levels of demand. Sequentially, sales were stable as increased volumes were offset by adjustments to access agreements, some with retrospective effect, as the medicine reached more patients in each country. Following EU regulatory approval on 8 June 2018 for the initial treatment of patients with EGFRm NSCLC, Tagrisso launched in select EU countries, including in France and Germany and reimbursement negotiations are underway elsewhere.

Sales of Tagrisso in Japan increased by 15% (11% at CER) to $118m (Q2 2018: $69m), reflecting focused activities to maximise testing and utilisation rates in the 2nd-line indication. A regulatory decision on Tagrisso as a 1st-line treatment for EGFRm NSCLC is expected in Japan in the second half of the year.

Imfinzi

Imfinzi is currently approved for the treatment of patients with unresectable, Stage III NSCLC whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy (CRT) and for the 2nd-line treatment of patients with locally-advanced or metastatic urothelial carcinoma (bladder cancer).

In unresectable, Stage III NSCLC, Imfinzi is approved in the US, Japan, Canada, Switzerland, India and Brazil. Other regulatory reviews are ongoing, and an EU regulatory decision is anticipated in the second half of the year.

Global Product Sales amounted to $184m (Q2 2018: $122m) with unresectable, Stage III NSCLC representing the majority of Imfinzi sales. The US represented the vast majority of the global sales; with $5m in sales recorded in other markets following approvals and launches. The number of new and continuing US patient infusions in the unresectable, Stage III NSCLC indication remained strong; additional regulatory approvals are anticipated in H2 2018.

Iressa

Product Sales of $275m; an increase of 5% (down by 1% at CER). Emerging Markets sales increased by 15% (8% at CER) to $148m. China sales increased by 27% (17% at CER) to $95m; Iressa was included on the National Reimbursement Drug List (NRDL) in 2017. Sales in the US declined by 18% to $14m and increased in Europe by 13% (2% at CER) to $61m.

Other Oncology Medicines

Calquence

Product Sales of $20m; Calquence was approved and launched in the US on 31 October 2017. The medicine delivered a promising performance in the half, with demand predominantly based on the use in relapsed/refractory (R/R) mantle cell lymphoma (MCL).

Legacy: Faslodex

Product Sales of $501m; an increase of 8% (5% at CER) that reflected volume growth.

Emerging Markets sales grew by 31% (30% at CER) to $71m. China sales grew by 100% (82% at CER) to $22m. US sales increased by 7% to $259m, mainly reflecting a continued strong uptake of the combination with the CDK4/6 class, a medicine approved for the treatment of hormone-receptor-positive breast cancer.

Europe sales declined by 11% (21% at CER) to $118m, reflecting the impact of generic entrants in certain countries. In June 2017, a label extension, based upon the FALCON trial in the 1st-line setting was approved in Japan, where sales grew by 56% (50% at CER) to $50m, despite the impact of the biennial price cut implemented on 1 April 2018.

Legacy: Zoladex

Product Sales of $376m; an increase of 4% (down by 1% at CER).

Emerging Markets sales increased by 20% (17% at CER) to $202m. Sales in Europe increased by 1% (down by 9% at CER) to $68m. In the Established Rest Of World (ROW) region, sales declined by 10% (13% at CER) to $103m, driven by the effects of increased competition. On 31 March 2017, the Company completed an agreement with TerSera for the sale of the commercial rights to Zoladex in the US and Canada.

CVRM

New CVRM sales grew by 12% (9% at CER) to $1,874m, reflecting strong performances from Brilinta and Farxiga, after each attained blockbuster-sales status in FY 2017. Total CVRM sales, which includes Crestor and other legacy medicines, declined by 8% (11% at CER) to $3,268m, comprising 33% of total Product Sales.

Brilinta

Product Sales of $609m; an increase of 23% (18% at CER).

Emerging Markets sales of Brilinta grew by 22% (17% at CER) to $148m, partly reflecting the benefits of inclusion on the NRDL in China in 2017.

US sales of Brilinta, at $259m, represented an increase of 20%. The performance, reflecting volume growth, was driven primarily by an increase in the number of patients initiated on Brilinta in the hospital and an increase in volume of 90-day prescriptions. Furthermore, Brilinta continued to deliver increasing levels of market share in the half. US sales growth in Q2 2018 slowed to 13%, with sales of $144m reflecting the impact of affordability programmes.

Sales of Brilique in Europe increased by 27% (14% at CER) to $172m, reflecting indication leadership across a number of markets; sales were also bolstered by the inclusion within HR PMI guidelines by the European Society of Cardiology in 2017. Improvements were delivered across the major markets; Brilique gained further reimbursement in key countries in its HR PMI indication with the 60mg dose.

Farxiga

Product Sales of $639m; an increase of 40% (36% at CER). Farxiga consolidated its global leadership position within the sodium-glucose co-transporter 2 (SGLT2) inhibitor class.

Emerging Markets sales increased by 57% (59% at CER) to $157m, reflecting ongoing launches and improved levels of patient access. In March 2017, Forxiga became the first SGLT2-inhibitor medicine to be approved in China, with encouraging levels of access and performance.

US sales increased by 29% to $266m. The performance in H1 2017 was adversely impacted by the Company’s level of participation in affordability programmes; subsequent changes to the Company’s approach to these programmes, however, helped to deliver a much-improved performance in H1 2018. Despite slowing growth in the US, the SGLT2 class continued to be scientifically underpinned by growing evidence around cardiovascular benefits, including data from the CVD-REAL series of studies (first published in May 2017), showing a statistically significant reduced rate of hospitalisation for heart failure and death from any cause compared to other type-2 diabetes medicines.

Sales in Europe increased by 45% (28% at CER) to $152m. In Japan, sales grew by 40% (35% to CER) to $28m. Ono Pharmaceutical Co., Ltd is a partner and records in-market sales.

Onglyza

Product Sales of $255m, a decline of 16% (19% at CER). The performance reflected adverse pressures on the dipeptidyl peptidase-4 (DPP-4) class and an acceleration of ongoing diabetes-market dynamics, where patients are moving to medicines and classes of medicines with documented CV benefits. Given the significant future potential of Farxiga, the Company continues to prioritise commercial support for Farxiga.

Sales in Emerging Markets increased by 29% (24% at CER) to $81m. After the addition onto the NRDL in China in 2017, sales grew there by 136% (121% at CER) to $33m, driving the Emerging Market sales growth. Sales in Europe declined by 10% (17% at CER) to $47m, reflecting the broader trend of a shift away from the DPP-4 class.

Bydureon

Product Sales of $294m; a decline of 2% (3% at CER). An encouraging BCise device launch in the US was reflected in an increase in Q2 2018 sales of 6% (5% at CER) to $155m.

Sales in the US declined by 4% to $234m, reflecting pricing headwinds that offset an encouraging performance from the aforementioned BCise launch. Favourable sales volumes were driven by continued growth in the glucagon-like peptide-1 class, at the expense of insulin, for more-advanced forms of type-2 diabetes. Bydureon sales in Europe increased by 2% (down by 10% at CER) to $43m; a regulatory decision on the device in the EU, however, is anticipated in the second half of the year.

Legacy: Crestor

Product Sales of $727m; a decline of 39% (42% at CER).

Sales in China grew by 33% (23% at CER) to $238m, a result of underlying demand. Market growth in statin usage, AstraZeneca’s commercial strength in China and the Company’s successful strategy of broader coverage in China also continued to favourably impact sales.

US sales declined by 41% to $90m, reflecting the ongoing impact of multiple Crestor generic medicines. In Europe, sales declined by 69% (72% at CER) to $111m, reflecting the impact of the entry of generic Crestor medicines in various countries in 2017. AstraZeneca expects these impacts to begin to recede in the second half of 2018.

In Japan, where Shionogi Co. Ltd is a partner, sales declined by 71% (72% at CER) to $76m, reflecting the impact of the entry of multiple Crestor competitors in the market in the second half of 2017. AstraZeneca expects this impact to recede in the second half of 2018. The decline also reflected actions by the Japanese government to focus further on incentives to increase the adoption of generic medicines.

RESPIRATORY

Product Sales of $2,407m; increased by 6% (stable at CER) in the half, following a challenging performance in the first quarter. Respiratory Product Sales represented 24% of total Product Sales, a one percentage point increase vs. H1 2017.

Symbicort

Product Sales of $1,306m; a decline of 6% (10% at CER). Symbicort continued to lead the global market by volume within the inhaled corticosteroid (ICS)/Long-Acting Beta Agonist (LABA) class.

Emerging Markets sales grew by 13% (10% at CER) to $241m, partly reflecting growth in China of 34% (24% at CER) to $119m. In contrast, US sales declined by 21% to $439m, reflecting continued pricing pressure and the timing of government buying, partly mitigated by market-share gains. The performance was in line with expectations, with challenging pricing pressure expected to continue.

In Europe, sales increased by 3% (down by 8% at CER) to $411m; the performance reflected the level of competition from other branded and Symbicort-analogue medicines. Symbicort, however, continued to retain its class-leadership position and stabilise its volume market share in the class, with some markets achieving volume growth. In Japan, where Astellas Pharma Co. Ltd assists as a promotional partner, sales were stable (down by 3% at CER) to $100m, despite the impact of the biennial price cut implemented on 1 April 2018.

Pulmicort

Product Sales of $633m; an increase of 12% (6% at CER).

Emerging Markets represented 76% of global sales and increased by 22% (15% at CER) to $482m. In China, sales grew by 25% (16% at CER) to $401m, despite a temporary supply constraint in the first quarter. The growth in the half reflected higher demand, strong underlying volume growth and AstraZeneca’s delivery of over 15,000 nebulisation centres in China.

Sales in the US and Europe declined by 24% to $59m and increased by 4% (down by 6% at CER) to $50m, respectively, a consequence of the medicine’s legacy status there.

Fasenra

Product Sales of $86m (Q2 2018: $65m).

In November 2017, the Company was granted approval for Fasenra in the US as a treatment for patients with severe, eosinophilic asthma; the approval was followed immediately by the launch of the medicine. US sales amounted to $67m. New-to-brand prescription data showed that Fasenra, a novel biologic medicine, tracked ahead of prior biologic-medicine launches in its class in asthma, despite being third to market. Initial feedback from physicians and patients has been particularly encouraging, citing a rapid onset of action and convenience of dosing.

In Europe and Japan, AstraZeneca was granted regulatory approval in January 2018 on a similar basis to that in the US. In Europe, a number of launches were executed in the half, including in Germany, Denmark and Sweden.

Sales in Japan amounted to $11m in the half, following its launch in the second quarter.

Daliresp/Daxas

Product Sales of $83m; a decline of 10% (12% at CER). US sales, representing 81% of global sales, declined by 15% to $67m, driven by a reduced level of adoption of the medicine. It is the only oral, selective, long-acting inhibitor of phosphodiesterase-4, an inflammatory enzyme associated with COPD. Sales in Europe increased by 56% (44% at CER) to $14m.

Tudorza/Eklira

Product Sales of $73m; an increase of 3% (down by 3% at CER).

Sales in the US were stable at $29m. On 17 March 2017, AstraZeneca announced that it had entered a strategic collaboration with Circassia Pharmaceuticals plc (Circassia) for the development and commercialisation of Tudorza in the US. Circassia began its promotion of Tudorza in the US in May 2017, where AstraZeneca books Product Sales.

Sales in Europe were stable (down by 11% at CER) to $38m, impacted by the decline of the overall long-acting muscarinic antagonist (LAMA) monotherapy class.

Duaklir

Product Sales of $50m; an increase of 43% (29% at CER). Duaklir, the Company’s first inhaled dual bronchodilator medicine, is now available for patients in over 25 countries, with almost all sales emanating from Europe. The global LAMA/LABA class continued to grow, albeit below expectations.

Bevespi

Product Sales of $13m; launched in the US in Q1 2017. Prescriptions in the period tracked in line with other LAMA/LABA launches. The overall class in the US, however, continued to grow more slowly than previously anticipated. Bevespi was the first medicine launched using the Company’s proprietary co-suspension technology.

OTHER

Product Sales of $1,676m; a decline of 19% (22% at CER). Other Product Sales represented 17% of total Product Sales, down from 21% in H1 2017.

Nexium

Product Sales of $890m; a decline of 16% (19% at CER). Emerging Markets sales were stable (down by 3% at CER) to $343m. Sales in the US declined by 45% to $187m in the half. Sales in Europe increased by 2% (down by 9% at CER) at $122m. In Japan, where Daiichi Sankyo Company, Limited is a partner, sales declined by 2% (6% at CER) to $205m, reflecting the biennial price cut implemented on 1 April 2018.

Synagis

Product Sales of $250m; a decline of 17%. US sales declined by 25% to $125m and continued to be impacted by the prevailing guidelines from the American Academy of Pediatrics Committee on Infectious Diseases. Product Sales to AbbVie Inc., responsible for the commercialisation of Synagis in over 80 countries outside the US, declined by 6% to $125m.

Seroquel XR

Product Sales of $129m; a decline of 20% (23% at CER). Sales of Seroquel XR in the US, where several competitors launched generic Seroquel XR medicines from November 2016, declined by 36% to $49m. Sales of Seroquel XR in Europe declined by 23% (30% at CER) to $33m, also reflecting the impact of generic-medicine competition. On 8 May 2018, the Company announced that it had entered into an agreement with Luye Pharma Group, Ltd. (Luye Pharma) for the sale and licence of the rights to Seroquel and Seroquel XR in the UK, China and other markets.

Regional Product Sales

Table 9: Regional Product Sales

	H1 2018				Q2 2018
		% of	% change			% of	% change
	$m	total(25)	Actual	CER	$m	total	Actual	CER
Emerging Markets(26)	3,424	34	14	10	1,659	33	15	12
China	1,893	19	33	24	868	17	37	26
Ex. China	1,531	15	(3)	(3)	791	16	(2)	—

US	3,102	31	3	3	1,615	32	6	6

Europe	2,154	22	(5)	(14)	1,033	21	(10)	(17)

Established ROW	1,335	13	(11)	(14)	723	14	(13)	(15)
Japan	917	9	(14)	(17)	518	10	(16)	(18)
Canada	244	2	3	(2)	118	2	4	—
Other Established ROW	174	2	(8)	(11)	87	2	(10)	(11)

Total	10,015	100	2	(2)	5,030	100	2	(1)

Emerging Markets

Product Sales of $3,424m; an increase of 14% (10% at CER). Q2 2018 sales of $1,659m represented an increase of 15% (12% at CER).

(25)  Due to rounding, the sum of region or country percentages may not agree to totals.

(26)  Emerging Markets comprises all remaining Rest of World markets, including Brazil, China, India, Mexico, Russia and Turkey.

China sales grew by 33% (24% at CER) to $1,893m in the half, comprising 55% of total Emerging Markets sales. In Q2 2018, China sales increased by 37% (26% at CER) to $868m. Onglyza and Iressa were included on the NRDL in China in 2017, as were Brilinta, Faslodex and Seroquel XR; the benefits of these inclusions were felt in the half. The performance of new medicines was also encouraging, with Tagrisso as the main contributor.

Emerging Markets sales excluding China, however, declined by 3% to $1,531m, partly driven by the aforementioned impact from externalisation activities, as well as the decline in Middle East & Africa sales of 14% to $499m. Russia sales declined by 42% (41% at CER) to $67m.

US

Product Sales of $3,102m; an increase of 3%. Q2 2018 sales increased by 6% to $1,615m.

The performance reflected the success of new medicines, including Lynparza, Tagrisso, Imfinzi and Fasenra. Oncology sales in the US grew by 91% to $964m and sales of Fasenra in the US amounted to $67m in the half (Q2 2018: $48m). Strong sales of Farxiga and Brilinta contrasted with the impact of continued competitive intensity on sales of Symbicort, which declined by 21% to $439m. Symbicort delivered an improved performance in the second quarter, with sales in the US down by 14% to $256m.

Europe

Product Sales of $2,154m; a decline of 5% (14% at CER), reflecting the impacts of the entry of generic Crestor medicines in various markets in 2017. AstraZeneca expects these impacts to begin to recede in the second half of 2018.

The new medicines delivered an encouraging performance in the half. Oncology sales in Europe grew by 21% (9% at CER) to $505m, partly driven by Tagrisso sales growth of 83% (63% at CER) to $139m; Tagrisso was approved for the treatment of patients in the 1st-line EGFRm setting on 8 June 2018. Lynparza sales of $87m represented growth of 50% (36% at CER), partly benefitting from the approval on 8 May 2018 for use as a tablet-based treatment for platinum-sensitive ovarian cancer, regardless of BRCA status. Brilique sales growth of 27% (14% at CER) to $172m was accompanied by Forxiga sales growth of 45% (28% at CER) to $152m. Fasenra was successfully launched in several European countries, with a strong initial uptake.

Established ROW

Product Sales of $1,335m; a decline of 11% (14% at CER).

Japan sales declined by 14% (17% at CER) to $917m, reflecting the impact of the entry of generic Crestor medicines in 2017. AstraZeneca expects these impacts to recede in the second half of 2018. Crestor sales in Japan declined by 71% (72% at CER) to $76m. Excluding sales of Crestor, Japan sales increased by 4% (stable at CER) to $841m. The performance was also impacted by the aforementioned biennial price cut.

As seen in other regions, new medicines delivered an encouraging performance in Japan. Tagrisso is currently approved as a treatment in EGFR T790M-mutated NSCLC and sales increased by 15% (11% at CER) to $118m, reflecting focused activities to maximise testing and utilisation rates in the 2nd-line indication. On 19 January 2018, the Company announced that Lynparza tablets, approved as maintenance treatment for women with platinum-sensitive relapsed ovarian cancer regardless of BRCAm status, were approved in Japan and the medicine was launched in April 2018. On 2 July 2018, the Company announced that Lynparza was approved for use in patients with unresectable or recurrent BRCAm, human epidermal growth factor receptor 2 (HER2) negative breast cancer who have received prior chemotherapy.

Financial Performance

Table 10: H1 2018 Reported Profit And Loss

	Reported
	H1 2018	H1 2017	% change
	$m	$m	Actual	CER
Total Revenue	10,333	10,456	(1)	(5)
Product Sales	10,015	9,783	2	(2)
Externalisation Revenue	318	673	(53)	(54)

Cost of Sales	(2,146)	(1,844)	16	12

Gross Profit	8,187	8,612	(5)	(8)
Gross Margin(27)	78.6%	81.5%	-3	-3

Distribution Expense	(165)	(149)	10	5
% Total Revenue	1.6%	1.4%	—	—
R&D Expense	(2,641)	(2,802)	(6)	(9)
% Total Revenue	25.6%	26.8%	+1	+1
SG&A Expense	(5,008)	(4,658)	8	3
% Total Revenue	48.5%	44.5%	-4	-4
Other Operating Income & Expense	1,086	839	29	28
% Total Revenue	10.5%	8.0%	+2	+3

Operating Profit	1,459	1,842	(21)	(20)
% Total Revenue	14.1%	17.6%	-3	-3
Net Finance Expense	(640)	(742)	(14)	(7)
Joint Ventures and Associates	(33)	(26)	26	26
Profit Before Tax	786	1,074	(27)	(29)
Taxation	(151)	(116)
Tax Rate	19%	11%
Profit After Tax	635	958	(34)	(35)

Earnings Per Share	$0.54	$0.80	(32)	(34)

(27)  Gross Margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. H1 2018 Cost of Sales included $nil of costs relating to externalisation activities (H1 2017: $41m), which are excluded from the calculation of Gross Margin. Movements in Gross Margin are expressed in percentage points.

Table 11: Q2 2018 Reported Profit And Loss

	Reported
	Q2 2018	Q2 2017	% change
	$m	$m	Actual	CER
Total Revenue	5,155	5,051	2	(1)
Product Sales	5,030	4,940	2	(1)
Externalisation Revenue	125	111	14	14

Cost of Sales	(1,012)	(950)	7	9

Gross Profit	4,143	4,101	1	(3)
Gross Margin(28)	79.9%	80.8%	-1	-2

Distribution Expense	(84)	(72)	16	12
% Total Revenue	1.6%	1.4%	—	—
R&D Expense	(1,362)	(1,349)	1	(1)
% Total Revenue	26.4%	26.7%	—	—
SG&A Expense	(2,551)	(2,358)	8	4
% Total Revenue	49.5%	46.7%	-3	-2
Other Operating Income & Expense	617	603	2	2
% Total Revenue	12.0%	11.9%	—	—

Operating Profit	763	925	(17)	(20)
% Total Revenue	14.8%	18.3%	-4	-4
Net Finance Expense	(332)	(420)	(21)	(2)
Joint Ventures and Associates	(19)	(13)	43	43
Profit Before Tax	412	492	(16)	(30)
Taxation	(93)	(46)
Tax Rate	23%	9%
Profit After Tax	319	446	(28)	(40)

Earnings Per Share	$0.27	$0.38	(27)	(38)

(28)  Gross Margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. Q2 2018 Cost of Sales included $nil of costs relating to externalisation activities (Q2 2017: $3m), which are excluded from the calculation of Gross Margin. Movements in Gross Margin are expressed in percentage points.

Table 12: Reconciliation Of Reported Profit Before Tax To EBITDA(29)

	H1 2018
		% change
	$m	Actual	CER
Reported Profit Before Tax	786	(27)	(29)
Net Finance Expense	640	(14)	(7)
Joint Ventures and Associates	33	26	26
Depreciation, Amortisation and Impairment	1,393	9	6
EBITDA	2,852	(8)	(10)

Table 13: H1 2018 Reconciliation Of Reported To Core Financial Measures

			Intangible Asset Amortisation & Impairments
	Reported	Restructuring		Diabetes Alliance	Other(30)	Core(31)	Core % change
	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	8,187	55	92	—	—	8,334	(5)	(8)
Gross Margin(32)	78.6%	—	—	—	—	80.0%	-3	-3
Distribution Expense	(165)	—	—	—	—	(165)	10	5
R&D Expense	(2,641)	58	25	—	—	(2,558)	(2)	(5)
SG&A Expense	(5,008)	84	695	213	(138)	(4,154)	11	7
Other Operating Income & Expense	1,086	(10)	2	—	(374)	704	(27)	(27)
Operating Profit	1,459	187	814	213	(512)	2,161	(33)	(34)
% Total Revenue	14.1%	—	—	—	—	20.9%	-10	-10
Net Finance Expense	(640)	—	—	168	103	(369)	3	(1)
Taxation	(151)	(39)	(163)	(81)	103	(331)	(37)	(36)
Earnings Per Share	$0.54	$0.12	$0.51	$0.24	$(0.24)	$1.17	(37)	(39)

(29)  EBITDA is a non-GAAP financial measure. See the Operating and Financial Review for the definition of EBITDA.

(30)  Other adjustments include fair-value adjustments relating to contingent consideration on business combinations (see Note 4), discount unwind on acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters (see Note 5).

(31)  Each of the measures in the Core column in the above table are non-GAAP financial measures. See the Operating and Financial Review for related definitions.

(32)  Gross Margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. H1 2018 Cost of Sales included $nil of costs relating to externalisation activities (H1 2017: $41m), which are excluded from the calculation of Gross Margin. Movements in Gross Margin are expressed in percentage points.

Table 14: Q2 2018 Reconciliation Of Reported To Core Financial Measures

			Intangible Asset Amortisation & Impairments
	Reported	Restructuring		Diabetes Alliance	Other(33)	Core(34)	Core % change
	$m	$m	$m	$m	$m	$m	Actual	CER
Gross Profit	4,143	23	47	—	—	4,213	1	(3)
Gross Margin(35)	79.9%	—	—	—	—	81.3%	-1	-2
Distribution Expense	(84)	—	—	—	—	(84)	15	11
R&D Expense	(1,362)	31	13	—	—	(1,318)	3	1
SG&A Expense	(2,551)	48	346	106	(75)	(2,126)	12	8
Other Operating Income & Expense	617	(10)	1	—	(28)	580	(7)	(8)
Operating Profit	763	92	407	106	(103)	1,265	(18)	(22)
% Total Revenue	14.8%	—	—	—	—	24.5%	-6	-7
Net Finance Expense	(332)	—	—	84	50	(198)	9	6
Taxation	(93)	(19)	(83)	(40)	31	(204)	(25)	(21)
Earnings Per Share	$0.27	$0.06	$0.25	$0.13	$(0.02)	$0.69	(21)	(26)

Profit And Loss Commentary

Gross Profit

Reported Gross Profit declined by 5% (8% at CER) to $8,187m; Core Gross Profit declined by 5% (8% at CER) to $8,334m. The declines partly reflected the favourable impact of manufacturing variances realised in H1 2017, as well as the lower level of Externalisation Revenue.

The calculation of Reported and Core Gross Margin excludes the impact of Externalisation Revenue, thereby reflecting the underlying performance of Product Sales. The Reported Gross Margin declined by three percentage points to 78.6%; the Core Gross Margin declined by three percentage points to 80.0%. The movements were a result of the aforementioned favourable impact of manufacturing variances realised in H1 2017 and the inclusion

(33)  Other adjustments include fair-value adjustments relating to contingent consideration on business combinations (see Note 4), discount unwind on acquisition-related liabilities (see Note 4) and provision movements related to certain legal matters (see Note 5).

(34)  Each of the measures in the Core column in the above table are non-GAAP financial measures. See the Operating and Financial Review for related definitions.

(35)  Gross Margin, as a percentage of Product Sales, reflects Gross Profit derived from Product Sales, divided by Product Sales. Q2 2018 Cost of Sales included $nil of costs relating to externalisation activities (Q2 2017: $3m), which are excluded from the calculation of Gross Margin. Movements in Gross Margin are expressed in percentage points.

of the profit share on the collaboration with MSD, as well as the effect of losses of exclusivity on Crestor sales in Europe and Japan, partly offset by the impact of Oncology sales.

Operating Expenses

Reported R&D costs declined by 6% (9% at CER) to $2,641m, with the Company continuing to focus on resource prioritisation and productivity.

Core R&D costs declined by 2% (5% at CER) to $2,558m, reflecting productivity improvements across every therapy area and the favourable impact on development costs from the MSD collaboration. Targeted investment in the Company’s R&D programme is a consistent priority; the level of activity was unchanged in the half and Core R&D costs represented 25% of Total Revenue.

Reported SG&A costs increased by 8% (3% at CER) to $5,008m. Investment focused on commercial and medical-affairs support for launches and extensions of the new medicines. These include Lynparza, Tagrisso, Imfinzi, Calquence and Fasenra; additional investment was also added to support sales growth in China. Intangible Asset Amortisation and Impairment charges of $346m, recorded within Reported SG&A Costs, partly reflected the impact of recent regulatory approvals granted for acquired medicines.

Core SG&A costs increased by 11% (7% at CER) to $4,154m, reflecting the aforementioned investments. H1 2017 was also a period when the Company delivered its lowest level of Core SG&A investment for a number of years; comparisons will be more favourable in the second half of this year.

Other Operating Income & Expense

Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Other Operating Income & Expense in the Company’s financial statements. Reported Other Operating Income & Expense increased by 29% (28% at CER) to $1,086m and included:

•                  $527m, reflecting an agreement with Luye Pharma for the rights to Seroquel and Seroquel XR in the UK, China and other international markets

•                  $346m, resulting from a legal settlement

•                  $63m, representing a gain on the spin-out of six potential new medicines from MedImmune’s early-stage inflammation and autoimmunity programme into an independent biotech company, as announced on 28 February 2018

Core Other Operating Income & Expense declined by 27% to $704m, with the difference to Reported Other Operating Income & Expense reflecting the aforementioned legal settlement.

Operating Profit

Reported Operating Profit declined by 21% (20% at CER) to $1,459m, driven by the aforementioned declines in Total Revenue and the Reported Gross Margin, as well as the increase in Reported SG&A costs. The Reported Operating Profit margin declined by three percentage points to 14% of Total Revenue. Core Operating Profit declined by 33% (34% at CER) to $2,161m, driven by the aforementioned factors, as well as the timing of divestments in FY 2018. The Core Operating Profit margin declined by 10 percentage points to 21% of Total Revenue.

Net Finance Expense

Reported Net Finance Expense declined by 14% (7% at CER) to $640m, reflecting an adverse foreign exchange impact in the comparative period and reduced levels of discount unwind on Acerta Pharma B.V. (Acerta Pharma) liabilities. Excluding the discount-unwind on acquisition-related liabilities and the adverse foreign exchange impact in the comparative period, Core Net Finance Expense increased by 3% (down by 1% at CER) to $369m.

Profit Before Tax

Reported Profit Before Tax declined by 27% (29% at CER) to $786m, reflecting the lower level of Externalisation Revenue, the lower Reported Gross Margin and the increase in Reported SG&A costs.

Taxation

The Reported and Core Tax rates for the half were 19%. The net cash tax paid for the half was $288m, representing 37% of Reported Profit Before Tax. The Reported and Core Tax rates for the comparative period were 11% and 19% respectively. The net cash tax paid for the comparative period was $336m, which was 31% of Reported Profit Before Tax.

Earnings Per Share (EPS)

Reported EPS of $0.54 represented a decline of 32% (34% at CER). The performance reflected a decline in Total Revenue, the Reported Gross Margin and increased Reported SG&A costs. Core EPS declined by 37% (39% at CER) to $1.17, impacted by the aforementioned factors as well as the decline in Core Other Operating Income & Expense.

Dividends

The Board has recommended an unchanged first interim dividend of $0.90 (68.4 pence, 7.92 SEK) per Ordinary Share.

Table 15: Cash Flow

	H1 2018	H1 2017	Change
	$m	$m	$m
Reported operating profit	1,459	1,842	(383)
Depreciation, amortisation and impairment	1,393	1,274	119
(Increase)/decrease in working capital and short-term provisions	(1,440)	(1,044)	(396)
(Gains)/losses on disposal of intangible assets	(593)	(596)	3
Non-cash and other movements	(310)	(468)	158
Interest paid	(296)	(334)	38
Tax paid	(288)	(336)	48
Net cash (outflow)/inflow from operating activities	(75)	338	(413)

The Company saw a net cash outflow from operating activities of $75m in the half, compared with an inflow of $338m in H1 2017, due primarily to the reduction in Reported Operating Profit. The increase in the movement of working-capital and short-term provisions partly reflected the release of provisions related to legal settlements as well as launch support for new medicines.

Net cash inflows from investing activities were $177m, compared with outflows of $351m in H1 2017. The difference partly reflected movements in short-term investments and fixed deposits, as well as a reduction in capital expenditure. The cash payment of contingent consideration in respect of the BMS share of the global Diabetes alliance amounted to $151m.

Net cash outflows from financing activities were $481m in the half, compared to inflows of $146m in H1 2017; the difference reflected new long-term loans in the earlier period.

Capital Expenditure

Capital expenditure amounted to $486m in the half, compared to $549m in H1 2017, which included the investment in the new global headquarters in Cambridge, UK, as well as strategic biotech manufacturing capacity in Sweden. AstraZeneca anticipates a reduction in capital expenditure over the full year vs. FY 2017.

Table 16: Debt And Capital Structure

	At 30 Jun 2018	At 31 Dec 2017	At 30 Jun 2017
	$m	$m	$m
Cash and cash equivalents	2,978	3,324	5,239
Other investments	881	1,300	1,121
Cash and short-term investments	3,859	4,624	6,360
Overdrafts and short-term borrowings	(2,818)	(845)	(1,159)
Finance leases	—	(5)	(18)
Current instalments of loans	(1,397)	(1,397)	(1,756)
Loans due after one year	(15,452)	(15,560)	(16,792)
Interest-bearing loans and borrowings (Gross Debt)	(19,667)	(17,807)	(19,725)
Net derivatives	465	504	353
Net Debt	(15,343)	(12,679)	(13,012)

Capital Allocation

The Board’s aim is to continue to strike a balance between the interests of the business, financial creditors and the Company’s shareholders. After providing for investment in the business, supporting the progressive dividend policy and maintaining a strong, investment-grade credit rating, the Board will keep under review potential investment in immediately earnings-accretive, value-enhancing opportunities.

Foreign Exchange

The Group’s transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign-exchange contracts against the individual Group Companies’ reporting currency. In addition, the Group’s external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date. Foreign-exchange gains and losses on forward contracts for transactional hedging are taken to profit.

Table 17: Currency Sensitivities

The Company provides the following currency-sensitivity information:

		Average Exchange Rates vs. USD			Annual Impact Of 5% Strengthening in Exchange Rate vs. USD ($m)(36)
Currency	Primary Relevance	FY 2017	H1 2018(37)	% change	Product Sales	Core Operating Profit
EUR	Product Sales	0.89	0.83	+7	+135	+59
JPY	Product Sales	112.18	108.76	+3	+94	+64
CNY	Product Sales	6.75	6.37	+6	+180	+97

(36)  Based on best prevailing assumptions around currency profiles.

(37)  Based on average daily spot rates between 1 January and 30 June 2018.

		Average Exchange Rates vs. USD			Annual Impact Of 5% Strengthening in Exchange Rate vs. USD ($m)(36)
Currency	Primary Relevance	FY 2017	H1 2018(37)	% change	Product Sales	Core Operating Profit
SEK	Operating Expenses	8.54	8.39	+2	+4	-67
GBP	Operating Expenses	0.78	0.73	+7	+24	-76
Other(38)					+86	+43

Related-Party Transactions

There have been no significant related-party transactions in the period.

Principal Risks and Uncertainties

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 63 to 65 of the Annual Report and Form 20-F Information 2017, will change in respect of the second six months of the financial year. Further information on our key risk management and assurance processes are set out on pages 210 to 220 of the Annual Report and Form 20-F Information 2017. The potential impact of Brexit continues to be treated as an integral part of the Principal Risks rather than as a stand-alone risk as summarised on page 63 of the Annual Report and 20-F Information 2017. Further information on our key risk management and assurance processes are set out on pages 210 to 220 of the Annual Report and 20-F Information 2017.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2017 are:

a) Product pipeline and intellectual property risks

Failure or delay in delivery of pipeline and new products; failure to meet quality, regulatory and ethical drug approval and disclosure requirements; failure to secure and protect product intellectual property.

b) Commercialisation risks

Competitive pressures including externally driven demand, pricing and access; failures or delays in quality execution of commercial strategies.

c) Supply chain and business execution risks

Failure to maintain supply of compliant, quality product; failure of information technology and data security and privacy; failure to deliver gains from productivity initiatives; failure to attract, develop, engage and retain talented and capable employees at all levels.

d) Legal, regulatory and compliance risks

Safety and efficacy of marketed products is questioned; adverse outcome of defence of product, pricing and practices litigation; failure to meet regulatory and ethical expectations on commercial practices, including bribery and corruption, and scientific exchanges.

e) Economic and financial risks

Failure to achieve strategic plans and meet targets and expectations.

(38)  Other important currencies are AUD, BRL, CAD, KRW and RUB.

Corporate And Business Development Update

a) Divestment Of Seroquel And Seroquel XR

On 8 May 2018, AstraZeneca announced that it had entered into an agreement with Luye Pharma for the sale and licence of the rights to Seroquel and Seroquel XR in the UK, China and other international markets. Seroquel, used primarily to treat schizophrenia and bipolar disorder, has lost its compound patent protection globally; the Seroquel XR formulation patents have also expired in the vast majority of its markets. The transaction completed in Q2 2018.

Luye Pharma will pay $538m in consideration, including $260m that was received upon completion. The total consideration, adjusted for time value, was recorded in Q2 2018 in Other Operating Income & Expense within the Company’s financial statements. AstraZeneca will continue to manufacture and supply Seroquel and Seroquel XR to Luye Pharma during a transition period.

Seroquel generated sales of $85m in FY 2017 in the markets covered by this agreement, while Seroquel XR generated $63m.

b) Divestment Of Atacand In Europe

On 24 July 2018, AstraZeneca announced that it had agreed to sell the commercial rights to Atacand (candesartan cilexetil) and Atacand Plus (fixed-dose combination of candesartan cilexetil and hydrochlorothiazide) in Europe to Cheplapharm Arzneimittel GmbH (Cheplapharm). Atacand is a prescription medicine for the treatment of heart failure and hypertension. The agreement is expected to complete in the third quarter of 2018. AstraZeneca will continue to manufacture and supply Atacand and Atacand Plus under a supply agreement and will continue to commercialise the medicines in all markets where it still holds the rights.

Cheplapharm will pay AstraZeneca $200m on completion of the agreement, plus a time-bound payment of $10m and sales-contingent milestones. The present value of the upfront and time-bound payment is expected to be reported as Other Operating Income in the Company’s financial statements. In FY 2017, global Product Sales for Atacand and Atacand Plus were $300m, including $86m in Europe.

Sustainability Update

AstraZeneca’s sustainability ambition has three priority areas(39), aligned with the Company’s purpose and business strategy:

•                  Access to Healthcare

•                  Environmental Protection

•                  Ethics and Transparency

Recent developments and progress against the priorities are reported below:

a) Access To Healthcare

During the period, the Company signed a Memorandum of Understanding (MoU) with the Saudi Ministry of Health (the MoH) to launch the Healthy Lung programme in The Kingdom of Saudi Arabia (KSA). Healthy Lung in Saudi Arabia aims to enhance the management and increase public awareness of asthma and chronic obstructive pulmonary disease (COPD), ultimately to reduce the number of cases and related deaths. Under the MoU, the Company will work together with the MoH to drive a series of activities to raise awareness of the prevalence of respiratory diseases in KSA.

During the period, to mark World Hypertension Day on 17 May 2018, the Healthy Heart Africa (HHA) programme partnered with the ministries of health in both Kenya and Ethiopia to raise awareness of the dangers of high blood pressure (hypertension) and the need to adopt healthier lifestyles. Activities took place in both countries under the global theme of ‘Check Your Pressure’, which was celebrated through a series of events, including free blood-pressure screenings and speeches by cardiologists, government officials, HHA partners as well as the HHA team.

At the core of the work in the Young Health Programme (YHP) is a commitment to ensure young people have a voice in identifying health threats and needs, as well as planning and delivering solutions. During the period, the Company commenced a campaign entitled ‘Step Into My World’. This series of films featured interviews with young people involved in the YHP programme in India, Spain and Kenya describing the challenges they face and why involvement in the YHP can help.

On 25 May 2018, AstraZeneca submitted data on its access to healthcare activities to the Access to Medicines Index (ATMI), following the last submission in 2016 when the Company climbed eight positions and entered into the top 10. The ATMI analyses 20 of the world’s largest research-based pharmaceutical companies and how they make medicines, vaccines and diagnostics more accessible in low and middle-income countries.

b) Environmental Protection

On 18 April 2018, AstraZeneca published a paper in a peer-reviewed journal, Science of the Total Environment, focusing on developing sustainable solutions to inadequate sanitation and the resulting spread of infectious diseases and antimicrobial resistance (AMR) via contaminated water. Unfortunately, wastewater connection and treatment are not universal in many developing and emerging countries, especially in rural and peri-urban locations that are remote from central sewers. The paper describes the process optimisation of low-cost, scalable solutions to maximise the removal of total nitrogen and antibiotic resistance genes from domestic wastewater to protect environmental and human health. The results obtained from these laboratory-based studies are now being validated in Malaysia with the construction of a pilot plant to treat peri-urban wastewaters. This paper, ‘Co-optimization of sponge-core bioreactors for removing total nitrogen and antibiotic resistance genes from domestic wastewater’, is one of 13 published in peer-reviewed scientific journals relating to environmental protection in the first half of 2018, with the aim of furthering scientific development to address the challenges of pharmaceuticals in the environment.

(39)  These priorities were determined, along with a set of nine foundational areas, through a materiality assessment with external and internal stakeholders, respectively. Combined, they ensure the maximum possible benefit to patients, the Company, broader society and the planet. AstraZeneca’s sustainability priorities, foundations and commitments align with the United Nation’s Sustainable Development Goals (SDG), and in particular SDG three for ‘Good Health’.

During the period, the Company was recognised by the Science Based Targets (SBT) initiative as one of over 100 global companies, and one of the first companies in the FTSE 350, to have environmental targets approved by SBT. The initiative is a partnership between the Carbon Disclosure Project, World Resources Institute, the World Wide Fund for Nature and the UN Global Compact. Only targets that meet strict criteria are approved. Importantly, companies setting science-based targets must seek to not only reduce emissions in their own operations, but also within their value chains, which can move entire industries toward more efficient and greener supply chains. The Company further showcased its environmental protection commitments to support World Earth Day on 22 April 2018.

Table 18: Environmental Protection Targets(40)

Target	Plan Year	Q1 2018 Performance(40)
Lead the industry to manage Pharmaceuticals in the Environment	2025

On Plan: Ecopharmacovigilence (EPV) spatial environmental risk map updates have been commissioned and product specific concentration (measured vs. predicted safe) distributions are being developed. These will form the basis for a first published EPV report.

Ensure 90% of API(41) syntheses meet resource-efficiency targets at launch	2025	Not Yet Started: Update anticipated Q3 2018.
Develop resource-efficiency targets for biologic products	2025	On Plan: Benchmarking of biologics process resource efficiency data through American Chemical Society Green Chemistry Institute Pharmaceutical Roundtable (ACS GCIPR)
Develop a product sustainability index and pilot approach	2019	On Plan: Project launched to develop a product environmental sustainability rating system which will be piloted internally prior to external publication in 2019.
Achieve SBT for greenhouse-gas emissions	2025	Lagging: (AstraZeneca’s operational footprint has increased 6% vs. Q1 2015.) Scope 1 and 2 emissions -11% Scope 3 emissions +12%(42)
100% renewable power consumption globally by 2025; interim ambition of 100% in the US and Europe by 2020	2025	On Plan: 60% of sites already powered by renewable energy.
Reduce energy consumption by 10% against a 2015 baseline	2025	On Plan: Energy consumption -2% compared with 2015.
Expand the number of ‘green fleet’ vehicles	2025	On Plan: Established a ‘Green Mobility’ charter, with a number of European locations already implementing ‘green fleet’ vehicles, such as Sweden and Poland.
Maintain water usage as our business grows against a 2015 baseline	2025	On Plan: Water use -15% vs. 2015. Water audits and efficiency projects have driven large reductions and cost savings.
Reduce waste 10% below the 2015 baseline	2025	On Plan: Waste generated -7% vs. 2015 (Hazardous waste generated 3% vs. 2015; and Non-hazardous waste -11% vs. 2015)

(40)  Data reported as of 31 March 2018 due to reporting lag.

(41)  Active pharmaceutical ingredient.

(42)  Scope 3 increase is a result of growing emissions from pressurised metered dose inhalers (pMDI) up 43% since 2015. Investigating implementation of lower impact propellants.

c) Ethics And Transparency

The Company commenced a project to replace the use of Horseshoe Crab blood in medicines development. Over 600,000 horseshoe crabs are captured each year to donate around 30% of their blood, which is used in required regulatory testing. Although there are welfare procedures in harvesting the blood, between 10-30% of donor crabs die in the process. AstraZeneca is exploring viable alternatives to support the longevity of this vulnerable species.

AstraZeneca, together with GlaxoSmithKline, Teva Pharmaceutical Industries Ltd. and Takeda launched the Responsible Health Initiative (RHI) in response to the need to improve the social, ethical, and environmental impact within supply chains. Powered by sustainability-specialist software platform EcoVadis, the RHI aims to create synergies between companies active in the healthcare and pharmaceutical sector to raise standards and improve sustainability performance across the industry.

During the period, the Company was featured in an article in the Wall Street Journal, ‘Companies Find Value in Combining Compliance, Sustainability’. The article featured AstraZeneca’s work to leverage synergies and better manage risk from combining the compliance and sustainability functions in the organisational structure.

Other Developments

During the period, the Company entered into a new partnership with the University of Cambridge to fund new research on global sustainability challenges. One of nine founding organisations, The Prince of Wales Global Sustainability Fellowship Programme with the Cambridge Institute for Sustainability Leadership (CISL) aims to attract academics from around the world to identify breakthrough solutions to meet the UN Sustainable Development Goals (SDGs). AstraZeneca’s research scope will focus on SDG3: Good health and wellbeing. The research will explore how world health systems, seeing increasing strain on resources due to an overall rise in non-communicable diseases (NCDs), can deliver higher standards of care to a growing and ageing population.

On 21 May 2018, at the 71st World Health Assembly (WHA), AstraZeneca announced a new sustainability project in partnership with the Cambridge Institute for Sustainability Leadership. The pilot will see the introduction of portable bio digesters to Dunga Beach on Lake Victoria in Kenya, which will allow the local community to process organic waste into valuable clean energy. It will study the impact on the environment and local economy and provide potential insight into the effect of clean cooking on respiratory health.

In addition, AstraZeneca hosted two side-meetings at the WHA ahead of the UN High Level Meeting on non-communicable diseases (NCDs) in September 2018. On 21 May 2018, the Company hosted a panel focused on Driving Novel Partnerships Throughout the NCD Life-Cycle. For AstraZeneca, the event was hosted by Executive Vice President for Sustainability, Katarina Ageborg, engaging over 90 representatives from industry, civil society, academia, multilaterals and governments. On 22 May 2018, the Company welcomed policy makers, civil society, research experts and journalists to a second YHP event - Turning The Tide On NCDs: Why We Need To Focus On Youth. The discussion focused on two important pieces of research commissioned by the YHP, which highlighted how critical it is for the world health community to focus on adolescence, if the rising global death toll from NCDs is to be stemmed.

In July, the Company commenced a sustainability materiality assessment working with specialist advisory BSR. AstraZeneca last conducted a materiality assessment in 2015; the 2018 refresh will guide future strategy and capability build. Initial input was sought from the Sustainability Advisory Board and from employees through virtual focus groups with a cross-section of business units and geographies. These insights will additionally support a robust employee engagement programme around sustainability.

Research And Development Update

A comprehensive data pack comprising AstraZeneca’s pipeline of medicines in human trials can be found in the clinical-trials appendix available on astrazeneca.com. Highlights of developments in the Company’s late-stage pipeline since the prior results announcement are shown below:

Table 19: Update From The Late-Stage Pipeline

Regulatory Approvals	4	- Lynparza - breast cancer (JP) - Tagrisso - lung cancer (1st line) (EU) - Imfinzi - unresectable, Stage III NSCLC (JP) - Lokelma - hyperkalaemia (US)
Regulatory Submissions and/or Acceptances	3	- Forxiga - type-1 diabetes (JP) - Forxiga combination with Onglyza and metformin - type-2 diabetes (EU) - Bydureon - type-2 diabetes CVOT (US)
Major Phase III Data Readouts or Other Major Developments	6

-                    Lynparza - ovarian cancer (1st line): primary PFS endpoint met

-                    Imfinzi - unresectable, Stage III NSCLC: primary OS endpoint met

-                    selumetinib - thyroid cancer: did not meet primary endpoint

-                    Bydureon BCise - type-2 diabetes; new device: positive CHMP opinion

-                    Fasenra - COPD: did not meet primary endpoints

-                    lanabecestat - Alzheimer’s disease: termination of Phase III programme

New Molecular Entities and Major Lifecycle Medicines in Phase III Trials or Under Regulatory Review	12

Oncology

-                    Lynparza - multiple cancers(43)

-                    Tagrisso - lung cancer(43)

-                    Imfinzi - multiple cancers(43)

-                    Calquence - blood cancers

-                    moxetumomab pasudotox - leukaemia(43)

-                    tremelimumab - multiple cancers

-                    selumetinib - NF-1(44)

-                    savolitinib - kidney cancer

CVRM

-                    roxadustat - anaemia(43)

Respiratory

-                    PT010 - COPD / asthma

-                    tezepelumab - severe, uncontrolled asthma

Other

-                    anifrolumab - lupus

Total Projects in Clinical Pipeline	130

(43)  Under regulatory review. The table shown above as at today.

(44)  Phase II data, with potential for registration.

ONCOLOGY

AstraZeneca has a deep-rooted heritage in Oncology and offers a new generation of medicines that have the potential to transform patients’ lives and the Company’s future. At least six Oncology medicines are expected to be launched between 2014 and 2020, of which Lynparza, Tagrisso, Imfinzi and Calquence are already benefitting patients. An extensive pipeline of small-molecule and biologic medicines is in development and the Company is committed to advancing Oncology medicines, primarily focused on the treatment of patients with lung, ovarian, breast and blood cancers.

In June 2018, the Company presented further evidence of its progress at the American Society of Clinical Oncology (ASCO) annual meeting in Chicago, US. This was illustrated by seven ‘Best of ASCO’ presentations and 14 oral presentations from a total of 91 accepted abstracts. These presentations highlighted AstraZeneca’s four scientific platforms: Immuno-Oncology (IO), DNA Damage Response, Anti-Drug Conjugates, and Tumour Drivers and Resistance.

a) Lynparza (multiple cancers)

On 27 June 2018, AstraZeneca announced positive results from the randomised, double-blinded, placebo-controlled, Phase III SOLO-1 trial of Lynparza tablets. Patients with BRCAm, advanced ovarian cancer, treated with 1st-line Lynparza maintenance therapy, had a statistically-significant and clinically-meaningful improvement in PFS compared to placebo. The safety and tolerability profile of Lynparza was consistent with previous trials. Based upon these data, AstraZeneca and MSD have initiated discussions with health authorities regarding regulatory submissions.

During the period, the Company announced that Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) had approved the chemo-sparing regimen of Lynparza tablets as a monotherapy for patients with unresectable or recurrent BRCAm, HER2 negative breast cancer who have received prior chemotherapy. The ability to offer an alternative to chemotherapy treatment for patients with metastatic breast cancer is an important factor as patients are expected to receive multiple lines of chemotherapy during the course of their disease.

At the aforementioned ASCO meeting, data from an ‘all-comers’ trial assessing Lynparza in combination with abiraterone as a treatment for patients with metastatic castration-resistant prostate cancer (mCRPC) was selected as one of the ‘Best of ASCO’ presentations. The trial showed an improvement in median radiological progression-free survival (rPFS), compared to abiraterone monotherapy, an SoC in mCRPC.

Study 08 was a randomised, double-blinded, multi-centre Phase II trial, comparing Lynparza in combination with abiraterone (n=71) to abiraterone monotherapy (n=71) in patients with previously-treated mCRPC, regardless of homologous recombination repair (HRR) mutation status. Median rPFS was 13.8 months with Lynparza and abiraterone, compared to 8.2 months with abiraterone alone (hazard ratio (HR) 0.65; 95% CI 0.44-0.97; p=0.034). Pre-specified exploratory subgroup analyses demonstrated an rPFS improvement in patients, regardless of HRR status (see Table 17). Study 08 was not powered for subgroup analyses and secondary endpoints.

Table 20: Lynparza Study 08 in prostate cancer; rPFS by HRR status

	Median rPFS (months)
	Lynparza + abiraterone	Abiraterone	HR	95% CI
Overall (n=142)	13.8	8.2	0.65	0.44-0.97
HRR mutation (n=21)	17.8	6.5	0.74	0.26-2.12
Wild-type HRR (n=35)	15.0	9.7	0.52	0.24-1.15
Partially-characterised HRR status (n=86)(45)	13.1	6.4	0.67	0.40-1.13

The safety profile of Lynparza and abiraterone was generally manageable, with no detrimental impact on quality of life, compared to abiraterone alone.

(45)  Those patients whose plasma and blood samples both tested negative for HRR mutations, but for whom no valid tumour test result was available.

Table 21: Key Lynparza Combination Trials

Name	Phase	Population	Design	Timelines	Status
PAOLA-1(46)	III	Stage IV, 1st-line ovarian cancer	Lynparza maintenance + bevacizumab vs. bevacizumab maintenance	FPCD(47) Q2 2015 LPCD(48) Q2 2018 First data anticipated H2 2019	Recruitment completed
DuO-O	III	Stage IV, 1st-line ovarian cancer	Lynparza + Imfinzi	—	Planning (announced at the SGO 2018 annual meeting)
MEDIOLA	I/II	Advanced, 2nd-line gBRCAm(49) ovarian cancer Stage IV, 1st to 3rd-line gBRCAm, HER2-negative breast cancer Stage IV, 2nd-line small cell lung cancer Stage IV, 2nd-line gastric cancer	Lynparza + Imfinzi	FPCD Q2 2016	Recruitment ongoing Initial data from lung, breast, prostate and ovarian-cancer cohorts presented in 2017 and 2018
VIOLETTE	II	Stage IV, advanced, triple-negative breast cancer: -HRRm(50) (BRCA) -HRRm (non-BRCA) -Non-HRRm	Lynparza + ATR (AZD6738) Lynparza + WEE1 (AZD1775) Lynparza	FPCD Q2 2018	Recruitment ongoing
PROpel	III	Stage IV, advanced, castration-resistant prostate cancer	Lynparza + abiraterone vs. abiraterone	—	Planning (announced at the ASCO 2018 annual meeting)

(46)  Conducted by the ARCAGY/Groupe d’Investigateurs National des Etudes des Cancers Ovariens et du sein.

(47)  First patient commenced dosing.

(48)  Last patient commenced dosing.

(49)  Germline BRCAm.

(50)  Homologous Recombination Repair mutated.

Name	Phase	Population	Design	Timelines	Status
BAYOU	II	Stage IV, 1st line cis-platinum chemotherapy-ineligible urothelial bladder cancer	Lynparza + Imfinzi vs. Imfinzi	FPCD Q1 2018	Recruitment ongoing

b) Tagrisso (lung cancer)

On 8 June 2018, AstraZeneca announced that the EMA had granted marketing authorisation for Tagrisso as a monotherapy for the 1st-line treatment of adult patients with locally-advanced or metastatic EGFRm NSCLC; the approval followed the positive opinion, published in April 2018, from the CHMP. The approval was based on results from the 1st-line NSCLC Phase III FLAURA trial, which showed that the length of patients’ PFS nearly doubled when treated with Tagrisso, compared to patients treated with current SoC, namely earlier-generation EGFR tyrosine kinase inhibitors.

During the period the Company commenced the Phase III LAURA trial assessing the effects of Tagrisso following chemoradiation in patients with unresectable, Stage III EGFRm NSCLC.

c) Imfinzi (lung and other cancers)

During the period, the US FDA accepted a supplemental Biologics License Application to update the dosing regimen for all indications of Imfinzi to a more convenient infusion schedule of 1,500mg, fixed-dose, once every four weeks, or, for patients weighing less than 30kg, a 20mg/kg dose every four weeks. Imfinzi is currently approved in the US at 10mg/kg administered as 60-minute intravenous infusion every two weeks for the treatment of certain patients with locally-advanced or metastatic urothelial carcinoma or unresectable, Stage III NSCLC. The submitted data suggested that there are no clinically-significant differences anticipated in efficacy or safety between every two weeks and every four weeks or the flat dosing, compared to the weight-based dosing. A regulatory decision is anticipated in the final quarter of the year.

The Company continues to advance multiple monotherapy trials of Imfinzi and combination trials of Imfinzi with tremelimumab and other potential new medicines:

Lung Cancer

During the period, the Company was granted approvals for Imfinzi in Japan, Switzerland, India and Brazil for the treatment with Imfinzi of patients with unresectable, Stage III NSCLC, whose disease had not progressed following concurrent platinum-based chemoradiotherapy (CRT). CRT, followed by monitoring for disease progression, has been the SoC in this setting for over two decades and multiple trials have failed to improve upon this. The approvals of Imfinzi were based on positive PFS data from the Phase III PACIFIC trial, in which Imfinzi demonstrated an improvement in median PFS of 11.2 months compared to placebo, representing a 48% reduction in relative risk of progression or death in all patients, regardless of PD-L1 status. A regulatory submission, based on the PACIFIC trial data, is currently under review in the EU, where the Company anticipates a regulatory decision in the second half of the year.

During the period, the Company announced that Imfinzi had met the second and final primary endpoint from the Phase III PACIFIC trial in patients with unresectable, Stage III NSCLC, demonstrating an OS benefit which was both statistically significant and clinically meaningful. These positive OS data provided compelling evidence of the durable responses that Imfinzi can offer in this earlier stage of lung cancer, where patients are treated with curative intent. Five-year OS rates are currently 15-20% in Stage III NSCLC; Imfinzi has the potential to substantially improve these numbers.

Table 22: Ongoing Key IO Lung Cancer Late-Stage Trials

Name	Phase	Population	Design	Timelines	Status
Stage I, II & III (treatment with curative intent)
ADJUVANT (BR.31)(51)	III	Stage Ib-IIIa NSCLC	Imfinzi vs. placebo	FPCD Q1 2015 First data anticipated 2019+	Recruitment ongoing
PACIFIC	III	Unresectable, Stage III NSCLC	Imfinzi vs. placebo post CRT	FPCD Q2 2014 LPCD Q2 2016	Recruitment completed PFS and OS primary endpoints both met
PACIFIC2	III	Unresectable, Stage III NSCLC	Platinum-based concurrent CRT +/- Imfinzi	FPCD Q2 2018 First data anticipated 2019+	Recruitment ongoing
Stage IV (metastatic disease)
PEARL	III	Stage IV, 1st line NSCLC (Asia)	Imfinzi vs. SoC chemotherapy	FPCD Q1 2017 First data anticipated 2019+	Recruitment ongoing
MYSTIC	III	Stage IV, 1st line NSCLC	Imfinzi, Imfinzi + treme vs. SoC chemotherapy	FPCD Q3 2015 LPCD Q3 2016 Final OS data anticipated H2 2018	Recruitment completed PFS primary endpoint not met
NEPTUNE	III	Stage IV, 1st line NSCLC	Imfinzi + treme vs. SoC chemotherapy	FPCD Q4 2015 LPCD Q2 2017 First data anticipated H1 2019	Recruitment completed
POSEIDON	III	Stage IV, 1st line NSCLC	Imfinzi + SoC, Imfinzi + treme + SoC vs. SoC chemotherapy	FPCD Q2 2017 First data anticipated H2 2019	Recruitment ongoing
CASPIAN	III	Stage IV, 1st line small-cell lung cancer	Imfinzi + SoC, Imfinzi + treme + SoC vs. SoC chemotherapy	FPCD Q1 2017 LPCD Q2 2018 First data anticipated H2 2019	Recruitment completed

(51)  Conducted by the National Cancer Institute of Canada.

Other Cancers

Table 23: Key IO Non-Lung Cancer Late-Stage Trials

Name	Phase	Population	Design	Timelines	Status
Stage I, II & III (non-metastatic disease)
POTOMAC	III	Non-muscle invasive bladder cancer	Imfinzi + SoC BCG(52) vs. SoC BCG	FPCD Q3 2018 First data anticipated 2019+	Recruitment ongoing
Stage IV (metastatic disease)
DANUBE	III	Stage IV, 1st line cisplatin chemotherapy- eligible/ ineligible bladder cancer	Imfinzi, Imfinzi + treme vs. SoC chemotherapy	FPCD Q4 2015 LPCD Q1 2017 First data anticipated H2 2019	Recruitment completed
KESTREL	III	Stage IV, 1st line head and neck squamous cell carcinoma (HNSCC, head and neck cancer)	Imfinzi, Imfinzi + treme vs. SoC	FPCD Q4 2015 LPCD Q1 2017 First data anticipated H2 2018	Recruitment completed
EAGLE	III	Stage IV, 2nd-line HNSCC	Imfinzi, Imfinzi + treme vs. SoC	FPCD Q4 2015 LPCD Q3 2017 First data anticipated H2 2018	Recruitment completed
HIMALAYA	III	Stage IV, 1st line hepatocellular carcinoma (liver cancer)	Imfinzi, Imfinzi + treme (two dosing regimens) vs. sorafenib	FPCD Q4 2017 First data anticipated 2019+	Recruitment ongoing

(52)  Bacillus Calmette-Guerin.

d) Calquence

At the aforementioned ASCO meeting, the Company presented new data for Calquence from the Phase II clinical trial (WM-001) of patients with treatment-naïve (TN) and R/R Waldenström macroglobulinemia (WM). Calquence demonstrated an objective response rate of 93% in both TN and R/R patients and the median duration of response, PFS and OS were not reached after a median follow up of over two years. The two-year PFS rate was 90% in TN patients and 82% in R/R patients. A tolerable safety profile was demonstrated with Calquence therapy in patients with WM.

In R/R MCL, a regulatory submission was made for Calquence in Canada with other countries underway aimed in extending the regulatory approval in the US granted on 31 October 2017.

e) Selumetinib

During the period, AstraZeneca and MSD reported that the selumetinib ASTRA trial in differentiated thyroid cancer (DTC) did not meet its primary endpoint. The ASTRA trial is a randomised, double-blinded, Phase III trial in high-risk DTC. Trial results demonstrated that treatment with a short course of selumetinib and single dose adjuvant radioactive iodine therapy did not meet its primary endpoint of improvement in complete remission rate compared to placebo. The full data will be presented at a forthcoming medical meeting.

At the aforementioned ASCO meeting, the Company, along with the US National Cancer Institute, presented initial Phase II data from the ongoing SPRINT trial, evaluating selumetinib as monotherapy in paediatric patients with NF-1 and plexiform neurofibromas. The data demonstrated a sustained reduction in tumour burden for patients treated with selumetinib and an encouraging improvement in patient-reported outcomes, such as pain and motor function. Partial responses (tumour-volume declines from baseline of >20%) were observed in 36 of the 50 children (72%).

CVRM

Cardiovascular (CV), renal and metabolic diseases are key areas of focus as the Company sets the challenge to better understand how its portfolio of medicines might be used to help address multiple risk factors or co-morbidities. Today, AstraZeneca is delivering life-changing results in the main CV-disease areas and their complications. The Company is investing in science to demonstrate CV and mortality benefits, by slowing the underlying progression of CV-related diseases and protecting the organs of the CV system. Ultimately, AstraZeneca is looking to do more than just slow CV-related disease, by modifying or even halting the natural course of the disease itself and regenerate organs. The net result is a strong, continued commitment to new CVRM-treatment options that have the potential to deliver improved outcomes to hundreds of millions of patients.

At the American Diabetes Association congress in June 2018, the Company presented 45 abstracts, including seven late-breaking data disclosures, such as first pre-clinical and clinical data for MEDI0382 (a novel oxyntomodulin-like peptide) for patients with type-2 diabetes. In a double-blinded Phase IIa trial, 51 patients with type-2 diabetes were randomised (1:1) to receive 200 µg of MEDI0382 subcutaneously, or placebo, daily. Results after six weeks of treatment demonstrated that MEDI0382 significantly improved glycaemic control and reduced body weight, compared to placebo. A separate exploratory analysis of the Phase IIa trial evaluated the effects of MEDI0382 on hepatic fat content in overweight patients with type-2 diabetes. Results of the analysis demonstrated that patients treated with MEDI0382 showed a significant relative reduction from baseline in hepatic fat content vs. placebo (-39.1% vs. -19.5%; p=0.0172). MEDI0382 is currently in Phase IIb testing; expected results in the second half of the year will inform a potential Phase III initiation decision.

a) Brilinta (CV disease)

During the period, results from a new real-world analysis of more than 45,000 heart-attack survivors was published in Heart, suggesting that treatment with Brilinta plus low-dose aspirin, compared to clopidogrel plus low-dose aspirin, was associated with an 18% reduction of risk (adjusted hazard ratio (HR 0.82 (0.70 to 0.97)) over one year for the composite endpoint of death, heart attack or stroke, in patients with moderate kidney disease (as defined by estimated glomerular filtration rate of 30-60ml/min). The results from PRACTICAL, an analysis of data from the ongoing SWEDEHEART registry, provided real-world evidence that patients who survived a heart attack (also known as myocardial infarction (MI)) and have moderate kidney disease, had a lower risk of experiencing future CV events when treated with Brilinta rather than clopidogrel, an older and generic medicine.

b) Farxiga (diabetes)

In May 2018, AstraZeneca announced that it had submitted a supplemental new drug application (sNDA) to Japan’s PMDA for the use of Forxiga as an oral adjunct treatment to insulin in adults with type-1 diabetes. The sNDA was based on Phase III data from the DEPICT (Dapagliflozin Evaluation in Patients with Inadequately Controlled Type 1 Diabetes) clinical programme for Forxiga in type-1 diabetes and a dedicated trial in Japanese patients. Results showed that Forxiga, when given as an oral adjunct treatment to insulin in patients with inadequately-controlled type-1 diabetes, demonstrated significant and clinically-meaningful reductions from baseline in HbA1c(53), weight and total daily insulin dose at 24 and 52 weeks, compared to placebo, at both 5mg and 10mg doses.

During the period, the Company received US FDA and EMA regulatory submission acceptances for Farxiga, based on the DERIVE trial. DERIVE is a Phase III trial, designed to evaluate the clinical efficacy and safety of Farxiga in patients with type-2 diabetes and moderate renal impairment (chronic kidney disease (CKD) Stage 3A). On 19 July 2018, the Company received EU acceptance of the regulatory submission for the triple combination therapy (Farxiga + Onglyza + metformin) for the potential treatment of type-2 diabetes.

c) Bydureon (type-2 diabetes)

During the period, the Company received US FDA regulatory submission acceptance for Bydureon, based on the CV outcomes trial, EXSCEL. This Phase IIIb/IV trial (EXenatide Study of Cardiovascular Event Lowering) compared the effect of once-weekly Bydureon (exenatide extended-release) vs. placebo, when added to usual type-2 diabetes treatments, on the risk of a major adverse cardiac event (MACE), a composite endpoint of time to first occurrence of CV death, non-fatal myocardial infarction (MI) or nonfatal stroke, in adults with type-2 diabetes at a wide range of CV risk. The trial met its primary safety objective of non-inferiority for MACE. Fewer CV events were observed in the Bydureon arm of the trial; the efficacy objective of a superior reduction in MACE, however, did not reach statistical significance.

In June 2018, AstraZeneca announced that the CHMP had adopted a positive opinion, recommending inclusion of Bydureon BCise device (2mg prolonged-release suspension for injection) as a new formulation within the marketing authorisation for Bydureon for the treatment of type-2 diabetes. The CHMP recommendation was based on the clinical trials DURATION-NEO-1 and NEO-2. DURATION-NEO-1 was a 28-week, randomised, open-label, comparator-controlled trial (n=375), which showed that once-weekly Bydureon demonstrated an HbA1c reduction of 1.4% vs. 1.0% for twice-daily Byetta (exenatide) injection at 28 weeks (baseline HbA1c 8.5% and 8.4%, respectively). Additionally, Bydureon administered once weekly via the BCise device demonstrated a mean weight reduction of 1.5kg as monotherapy, vs. a reduction of 1.9kg (baseline was 97kg), when combined with certain oral, antidiabetic medicines.

Table 24: Major Ongoing Cardiovascular Outcomes Trials

Major ongoing CVRM outcomes trials are highlighted in the following table:

Medicine	Trial	Mechanism	Population	Primary Endpoint(s)	Timeline
Farxiga	DECLARE	SGLT2 inhibitor	c.17,000(54) patients with type-2 diabetes	Superiority for MACE or superiority for the composite endpoint of CV death or hospitalisation for heart failure	Data anticipated H2 2018 (final analysis)
Farxiga	DAPA-HF	SGLT2 inhibitor	c.4,500 patients with HF(55)	Time to first occurrence of CV death or hHF or an urgent HF visit	FPCD Q1 2017 Data anticipated 2019+

(53)  A marker used to measure long-term blood sugar (glucose) levels.

(54)  Includes c.10,000 patients who have had no prior index event and c.7,000 patients who have suffered an index event.

(55)  Heart failure.

Medicine	Trial	Mechanism	Population	Primary Endpoint(s)	Timeline
Farxiga	DAPA-CKD	SGLT2 inhibitor	c.4,000 patients with CKD	Time to first occurrence of >50% sustained decline in eGFR(56) or reaching ESRD(57) or CV death or renal death	FPCD Q1 2017 Data anticipated 2019+
Brilinta	THEMIS	P2Y12 receptor antagonist	c.19,000 patients with type-2 diabetes and CAD without a history of MI or stroke	Composite of CV death, non-fatal MI and non-fatal stroke	Data anticipated H1 2019
Brilinta	THALES	P2Y12 receptor antagonist	c.13,000 patients with acute ischaemic stroke or transient ischaemic attack	Prevention of the composite of subsequent stroke and death at 30 days	Data anticipated 2019+
Epanova	STRENGTH	Omega-3 carboxylic acids	c.13,000 patients with mixed dyslipidaemia	Time to first occurrence of CV death, non-fatal MI or non-fatal stroke	Data anticipated 2019+

d) Lokelma (hyperkalaemia)

In May 2018, the US FDA approved Lokelma (sodium zirconium cyclosilicate), formerly ZS-9, for the treatment of adult patients with hyperkalaemia, a serious condition characterised by elevated potassium levels in the blood associated with CV, renal and metabolic diseases.

The risk of hyperkalaemia increases significantly for patients with CKD and for those who take common medications for HF, such as renin-angiotensin-aldosterone system (RAAS) inhibitors, which can increase levels of potassium in the blood. To help prevent the recurrence of hyperkalaemia, RAAS-inhibitor therapy is often modified or discontinued, which can compromise cardio-renal outcomes and increase the risk of death.

The Company expects a broad commercial launch of Lokelma to begin in early 2019, once appropriate levels of inventory are available. Lokelma is manufactured through a proprietary, complicated manufacturing process at a dedicated production facility.

e) Roxadustat (anaemia)

During the period, the ALPINE Phase III clinical-trial programme for roxadustat completed patient enrolment. The programme, sponsored by FibroGen, Inc. (FibroGen) and its partners Astellas, Inc. (Astellas) and AstraZeneca, has now enrolled approximately 9,000 patients across seven clinical trials. ALPINE was designed to support the US regulatory submission for roxadustat as a treatment for anaemia associated with CKD in both dialysis-dependent (DD) and non-dialysis-dependent (NDD) CKD patients. AstraZeneca is conducting two large trials, ROCKIES and OLYMPUS, to support efficacy and CV safety in DD and NDD CKD patients, respectively. Top-line data from these trials is anticipated in H2 2018 with a pooled safety analysis anticipated to be available in H1 2019.

(56)  Estimated glomerular filtration rate.

(57)  End-stage renal disease.

On 31 May 2018, Astellas and FibroGen announced that the fourth Japanese Phase III trial for roxadustat had met its primary endpoint. This trial evaluated the efficacy and safety of roxadustat compared to erythropoietin (darbepoetin alfa) in haemodialysis-dependent CKD patients with anaemia and previously treated with erythropoietin. Average haemoglobin (Hb) levels were effectively maintained at 10.99 g/dL at weeks 18 to 24 in roxadustat-treated haemodialysis patients previously treated with erythropoietin. The primary efficacy endpoint of change in average Hb levels from baseline to weeks 18 to 24 was -0.04 g/dL and -0.03 g/dL in the roxadustat-treated group and in the darbepoetin-treated group, respectively. Roxadustat was well tolerated and the safety profile was consistent with that observed in previous trials both in DD and NDD.

During the period, the first patient was randomised into a Phase II/III trial in China to evaluate roxadustat for the treatment of anaemia in patients with non-transfusion-dependent, myelodysplastic syndrome (MDS). A Phase III US/EU trial in transfusion-dependent MDS patients is also currently recruiting.

RESPIRATORY

AstraZeneca’s Respiratory focus is aimed at transforming the treatment of asthma and COPD through combined inhaled therapies, biologics for the unmet medical needs of specific patient populations and an early pipeline focused on disease modification.

The growing range of medicines includes up to four anticipated launches between 2017 and 2020; of these, Bevespi and Fasenra are already benefitting patients. The capability in inhalation technology spans both pressurised, metered-dose inhalers and dry-powder inhalers to serve patient needs, as well as the innovative Aerosphere Delivery Technology, a focus of AstraZeneca’s future-platform development for respiratory-disease combination therapies.

During the period, AstraZeneca attended the American Thoracic Society (ATS) 2018 International Congress, in San Diego, US. The Company presented 60 accepted abstracts, including five oral presentations that focused on key areas of unmet need in asthma and COPD. Highlights included the results from two Phase III trials, SYGMA 1 and SYGMA 2, of Symbicort Turbuhaler (budesonide/formoterol) in mild asthma, which were presented as late-breaking abstracts. Additionally, eight abstracts were also presented, including one late-breaking abstract that underscored the growing body of evidence on Fasenra and the role of this new medicine for patients with severe, eosinophilic asthma.

a) Tudorza (COPD)

In June 2018, the Company and its partner, Circassia, submitted an sNDA for Tudorza to the US FDA. The submission was based on the results from the ASCENT trial, which fulfilled a post-approval commitment to conduct a randomised, controlled trial to evaluate the risk of MACE with Tudorza as a treatment for patients with COPD.

The trial achieved its co-primary endpoints for safety (MACE) and efficacy (exacerbation reduction). It is anticipated that the US label will be updated accordingly.

b) Duaklir (COPD)

In May 2018, AstraZeneca and Circassia submitted a New Drug Application (NDA) to the US FDA for Duaklir for the maintenance treatment of patients with COPD and reduction of exacerbations. The NDA included data from three Phase III trials, including the AMPLIFY trial, which demonstrated statistically-significant and clinically-meaningful improvements in lung function for the combination of aclidinium bromide/formoterol twice-daily, compared with the combination’s individual components of either aclidinium bromide or formoterol.

c) Fasenra (COPD)

On 30 May 2018, the Company announced top-line results from the Phase III TERRANOVA trial, the second of two pivotal Phase III trials for Fasenra in patients with moderate to very severe COPD. The trial did not meet the primary endpoint of a statistically-significant reduction of exacerbations. This followed the prior announcement that the first pivotal Phase III trial, GALATHEA, did not meet its primary endpoint.

The safety and tolerability findings in GALATHEA and TERRANOVA were consistent with those observed in previous trials with Fasenra. A full evaluation of the data is ongoing, and the Company anticipates submission of the results for presentation at a forthcoming medical meeting. The Company does not currently intend to make a regulatory submission.

OTHER

a) Lanabecestat (Alzheimer’s disease)

During the period, the Company and Eli Lilly and Company (Lilly) announced the discontinuation of the global Phase III clinical trials of lanabecestat, an oral beta secretase cleaving enzyme (BACE) inhibitor, for the treatment of Alzheimer’s disease. The decision was based on recommendations by an independent data monitoring committee (IDMC), which concluded that both the AMARANTH trial, in early Alzheimer’s disease and the DAYBREAK-ALZ trial, in dementia of mild Alzheimer’s disease, were unlikely to meet their primary endpoints upon completion and therefore should be stopped for futility. As a result of this decision, the related AMARANTH extension trial was also discontinued. The IDMC recommendation to stop the trials was not based on safety concerns. The Company and Lilly BACE alliance for lanabecestat remains in place and the companies are working with the clinical-trial sites involved to implement the discontinuations.

For more details on the development pipeline, including regulatory submission/acceptances,

please refer to the latest Clinical Trials Appendix available on astrazeneca.com

Condensed Consolidated Statement Of Comprehensive Income

For the half year ended 30 June	2018 $m	2017 $m
Product Sales	10,015	9,783
Externalisation Revenue	318	673
Total Revenue	10,333	10,456
Cost of sales	(2,146)	(1,844)
Gross profit	8,187	8,612
Distribution costs	(165)	(149)
Research and development expense	(2,641)	(2,802)
Selling, general and administrative costs	(5,008)	(4,658)
Other operating income & expense	1,086	839
Operating profit	1,459	1,842
Finance income	78	39
Finance expense	(718)	(781)
Share of after tax losses in associates and joint ventures	(33)	(26)
Profit before tax	786	1,074
Taxation	(151)	(116)
Profit for the period	635	958

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	187	(271)
Fair value movements on equity investments	156	—
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(2)	—
Tax on items that will not be reclassified to profit or loss	(67)	71
	274	(200)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(284)	377
Foreign exchange arising on designating borrowings in net investment hedges	(516)	383
Fair value movements on cash flow hedges	(16)	127
Fair value movements on cash flow hedges transferred to profit or loss	69	(200)
Fair value movements on derivatives designated in net investment hedges	(2)	(35)
Amortisation of loss on cash flow hedge	—	1
Fair value movements on equity investments	—	(94)
Tax on items that may be reclassified subsequently to profit or loss	55	(70)
	(694)	489
Other comprehensive (loss)/income for the period, net of tax	(420)	289
Total comprehensive income for the period	215	1,247

Profit attributable to:
Owners of the Parent	690	1,014
Non-controlling interests	(55)	(56)
	635	958

Total comprehensive income attributable to:
Owners of the Parent	270	1,303
Non-controlling interests	(55)	(56)
	215	1,247

Basic earnings per $0.25 Ordinary Share	$0.54	$0.80
Diluted earnings per $0.25 Ordinary Share	$0.54	$0.80
Weighted average number of Ordinary Shares in issue (millions)	1,267	1,266
Diluted weighted average number of Ordinary Shares in issue (millions)	1,267	1,266

Condensed Consolidated Statement Of Comprehensive Income

For the quarter ended 30 June	Unreviewed(58) 2018 $m	Unreviewed(58) 2017 $m
Product Sales	5,030	4,940
Externalisation Revenue	125	111
Total Revenue	5,155	5,051
Cost of sales	(1,012)	(950)
Gross profit	4,143	4,101
Distribution costs	(84)	(72)
Research and development expense	(1,362)	(1,349)
Selling, general and administrative costs	(2,551)	(2,358)
Other operating income & expense	617	603
Operating profit	763	925
Finance income	43	28
Finance expense	(375)	(448)
Share of after tax losses in associates and joint ventures	(19)	(13)
Profit before tax	412	492
Taxation	(93)	(46)
Profit for the period	319	446

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	160	(272)
Fair value movements on equity investments	38	—
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(1)	—
Tax on items that will not be reclassified to profit or loss	(40)	72
	157	(200)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(451)	223
Foreign exchange arising on designating borrowings in net investment hedges	(417)	283
Fair value movements on cash flow hedges	(117)	120
Fair value movements on cash flow hedges transferred to profit or loss	149	(161)
Fair value movements on derivatives designated in net investment hedges	44	(5)
Amortisation of loss on cash flow hedge	—	1
Fair value movements on equity investments	—	56
Tax on items that may be reclassified subsequently to profit or loss	35	(94)
	(757)	423
Other comprehensive (loss)/income for the period, net of tax	(600)	223
Total comprehensive income for the period	(281)	669

Profit attributable to:
Owners of the Parent	350	477
Non-controlling interests	(31)	(31)
	319	446

Total comprehensive income attributable to:
Owners of the Parent	(250)	700
Non-controlling interests	(31)	(31)
	(281)	669

Basic earnings per $0.25 Ordinary Share	$0.27	$0.38
Diluted earnings per $0.25 Ordinary Share	$0.27	$0.38
Weighted average number of Ordinary Shares in issue (millions)	1,267	1,266
Diluted weighted average number of Ordinary Shares in issue (millions)	1,267	1,267

(58)  The Q2 2018 and Q2 2017 information in respect of the three months ended 30 June 2018 and 30 June 2017 respectively included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

Condensed Consolidated Statement Of Financial Position

	At 30 Jun 2018 $m	At 31 Dec 2017 $m	At 30 Jun 2017 $m
ASSETS
Non-current assets
Property, plant and equipment	7,514	7,615	7,079
Goodwill	11,717	11,825	11,774
Intangible assets	24,887	26,188	27,465
Derivative financial instruments	459	504	336
Investments in associates and joint ventures	157	103	86
Other investments	1,089	933	989
Other receivables	738	847	967
Deferred tax assets	2,334	2,189	2,125
	48,895	50,204	50,821
Current assets
Inventories	3,118	3,035	2,901
Trade and other receivables	5,257	5,009	4,348
Other investments	799	1,230	998
Derivative financial instruments	33	28	26
Income tax receivable	264	524	786
Cash and cash equivalents	2,978	3,324	5,239
	12,449	13,150	14,298
Total assets	61,344	63,354	65,119

LIABILITIES
Current liabilities
Interest-bearing loans and borrowings	(4,215)	(2,247)	(2,933)
Trade and other payables	(10,913)	(11,641)	(10,072)
Derivative financial instruments	(23)	(24)	(6)
Provisions	(777)	(1,121)	(1,070)
Income tax payable	(1,273)	(1,350)	(1,576)
	(17,201)	(16,383)	(15,657)
Non-current liabilities
Interest-bearing loans and borrowings	(15,452)	(15,560)	(16,792)
Derivative financial instruments	(4)	(4)	(3)
Deferred tax liabilities	(3,740)	(3,995)	(4,944)
Retirement benefit obligations	(2,209)	(2,583)	(2,534)
Provisions	(391)	(347)	(406)
Other payables	(8,075)	(7,840)	(9,371)
	(29,871)	(30,329)	(34,050)
Total liabilities	(47,072)	(46,712)	(49,707)
Net assets	14,272	16,642	15,412

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	317	317	316
Share premium account	4,409	4,393	4,374
Other reserves	2,040	2,029	2,033
Retained earnings	5,879	8,221	6,930
	12,645	14,960	13,653
Non-controlling interests	1,627	1,682	1,759
Total equity	14,272	16,642	15,412

Condensed Consolidated Statement Of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves(59) $m	Retained earnings $m	Total attributable to owners $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2017	316	4,351	2,047	8,140	14,854	1,815	16,669
Profit for the period	—	—	—	1,014	1,014	(56)	958
Other comprehensive income	—	—	—	289	289	—	289
Transfer to other reserves	—	—	(14)	14	—	—	—
Transactions with owners:
Dividends	—	—	—	(2,404)	(2,404)	—	(2,404)
Issue of Ordinary Shares	—	23	—	—	23	—	23
Share-based payments charge for the period	—	—	—	109	109	—	109
Settlement of share plan awards	—	—	—	(232)	(232)	—	(232)
Net movement	—	23	(14)	(1,210)	(1,201)	(56)	(1,257)
At 30 Jun 2017	316	4,374	2,033	6,930	13,653	1,759	15,412

	Share capital $m	Share premium account $m	Other reserves $m	Retained earnings $m	Total attributable to owners $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2018	317	4,393	2,029	8,221	14,960	1,682	16,642
Adoption of new accounting standards(60)	—	—	—	(91)	(91)	—	(91)
Profit for the period	—	—	—	690	690	(55)	635
Other comprehensive income	—	—	—	(420)	(420)	—	(420)
Transfer to other reserves	—	—	11	(11)	—	—	—
Transactions with owners:
Dividends	—	—	—	(2,402)	(2,402)	—	(2,402)
Issue of Ordinary Shares	—	16	—	—	16	—	16
Share-based payments charge for the period	—	—	—	105	105	—	105
Settlement of share plan awards	—	—	—	(213)	(213)	—	(213)
Net movement	—	16	11	(2,342)	(2,315)	(55)	(2,370)
At 30 Jun 2018	317	4,409	2,040	5,879	12,645	1,627	14,272

(59)  Other reserves include the capital redemption reserve and the merger reserve.

(60)  The Group adopted IFRS 15 ‘Revenue from Contracts with Customers’ from 1 January 2018. See Note 1.

Condensed Consolidated Statement Of Cash Flows

For the half year ended 30 June	2018 $m	2017 $m
Cash flows from operating activities
Profit before tax	786	1,074
Finance income and expense	640	742
Share of after tax losses in associates and joint ventures	33	26
Depreciation, amortisation and impairment	1,393	1,274
Increase in working capital and short-term provisions	(1,440)	(1,044)
Gains on disposal of intangible assets	(593)	(596)
Non-cash and other movements	(310)	(468)
Cash generated from operations	509	1,008
Interest paid	(296)	(334)
Tax paid	(288)	(336)
Net cash (outflow)/inflow from operating activities	(75)	338
Cash flows from investing activities
Movement in short-term investments and fixed deposits	415	(112)
Purchase of property, plant and equipment	(486)	(549)
Disposal of property, plant and equipment	12	57
Purchase of intangible assets	(207)	(167)
Disposal of intangible assets	638	728
Purchase of non-current asset investments	(14)	(131)
Disposal of non-current asset investments	20	14
Payments to joint ventures	(171)	(6)
Payment of contingent consideration from business combinations	(151)	(260)
Interest received	121	75
Net cash inflow/(outflow) from investing activities	177	(351)
Net cash inflow/(outflow) before financing activities	102	(13)
Cash flows from financing activities
Proceeds from issue of share capital	16	23
Issue of loans	—	1,992
Dividends paid	(2,363)	(2,368)
Hedge contracts relating to dividend payments	(47)	(32)
Repayment of obligations under finance leases	—	(10)
Movement in short-term borrowings	1,913	541
Net cash (outflow)/inflow from financing activities	(481)	146
Net (decrease)/increase in cash and cash equivalents in the period	(379)	133
Cash and cash equivalents at the beginning of the period	3,172	4,924
Exchange rate effects	(27)	(79)
Cash and cash equivalents at the end of the period	2,766	4,978
Cash and cash equivalents consist of:
Cash and cash equivalents	2,978	5,239
Overdrafts	(212)	(261)
	2,766	4,978

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•                  the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board;

•                  the half-yearly management report includes a fair review of the information required by:

(a)         DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)         DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2018 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

26 July 2018

Independent Review Report to AstraZeneca PLC

Report on the condensed consolidated interim financial statements

Our Conclusion

We have reviewed AstraZeneca PLC’s condensed consolidated interim financial statements (the ‘interim financial statements’) in the half-yearly financial report of AstraZeneca PLC for the 6-month period ended 30 June 2018. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What We Have Reviewed

The interim financial statements comprise:

•                  the Condensed Consolidated Statement of Financial Position as at 30 June 2018;

•                  the Condensed Consolidated Statement of Comprehensive Income for the period then ended;

•                  the Condensed Consolidated Statement of Cash Flows for the period then ended;

•                  the Condensed Consolidated Statement of Changes in Equity for the period then ended; and

•                  the explanatory notes to the interim financial statements.

The interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the IASB.

Responsibilities for the interim financial statements and the review

Our Responsibilities And Those Of The Directors

The half-yearly financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What A Review Of Interim Financial Statements Involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

London

26 July 2018

Notes To The Interim Financial Statements

1            BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (interim financial statements) for the six months ended 30 June 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU and as issued by the IASB. Except as noted below, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2017.

IFRS 9 ‘Financial Instruments’ is effective for accounting periods beginning on or after 1 January 2018 and replaces existing accounting standards. It is applicable to financial assets and liabilities, and introduces changes to existing accounting concerning classification and measurement, impairment (introducing an expected-loss method), hedge accounting, and on the treatment of gains arising from the impact of own credit risk on the measurement of liabilities held at fair value. The Group early adopted the treatment of fair value changes arising from changes in own credit risk from 1 January 2017 and has adopted the remainder of the standard from 1 January 2018. The principal impact is that equity investments previously classified as available for sale have been re-categorised on initial application and the Group has elected to record fair value movements on certain non-current equity investments in other comprehensive income from 1 January 2018. There is no future recycling of such gains and losses to profit or loss. Fair value movements on other equity investments are recorded in profit. Given the general quality and short-term nature of the trade receivables, there is no material impact on the introduction of an expected-loss impairment method. Other changes include classifying factored receivables and investments in money market funds at fair value through profit and loss but these changes have not had a material measurement impact. The Group’s existing hedging arrangements have been assessed as compliant with the new rules.

IFRS 15 ‘Revenue from Contracts with Customers’ is effective for accounting periods beginning on or after 1 January 2018 and replaces existing accounting standards. It provides enhanced detail on the principle of recognising revenue to reflect the transfer of goods and services to customers at a value which the Company expects to be entitled to receive. The standard also updates revenue disclosure requirements.

The standard has not had a material impact on the revenue streams from the supply of goods and associated rebates and returns provisions. The timing of the recognition of product sales and the basis for the estimates of sales deductions under IAS 18 are consistent with those adopted under IFRS 15.

The previous accounting for externalisation transactions under IAS 18 includes an analysis of the performance obligations under the arrangement and upfront revenue recognition requires the transfer of substantive rights, for example a licence to use the intellectual property and an appropriate allocation of revenue to the remaining performance obligations. While the basis for such allocation is different in IFRS 15, the impact of the adoption of the new standard on the historical allocations is not material. The licences we grant are typically rights to use the intellectual property, which does not change during the period of the licence. Those licences are generally unique and therefore the basis of allocation of revenue to performance obligations makes use of the residual approach as permitted by IFRS 15. The related sales milestones and royalties to these licences qualify for the royalty exemption available under IFRS 15 and will continue to be recognised as the underlying sales are made. Furthermore, there is no material change to the assessment of whether the performance obligations are distinct from applying the new standard.

The Group has retrospectively applied the standard from 1 January 2018 recognising the cumulative effect of initially applying the standard as an increase to trade and other payables of $133m to defer externalisation revenue previously recognised, an increase to trade and other receivables of $20m to recognise externalisation revenue previously not recognised, a total related tax adjustment of $22m and a corresponding net adjustment to the opening balance of retained earnings of $91m. There is no restatement to prior periods as permitted in the transition rules for IFRS 15. The impact of initial application in H1 2018 as compared with H1 2017 is the recognition of additional Externalisation Revenue of $14m in H1 2018. Earnings per share increased by $0.01.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2017.

Going concern

The Group has considerable financial resources available. As at 30 June 2018 the Group has $1.8bn in financial resources (cash balances of $3.0bn and undrawn committed bank facilities of $3.0bn which are available until April 2022, with only $4.2bn of debt due within one year). The Group’s revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although the revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of the mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

On the basis of the above paragraph, the going concern basis has been adopted in these interim financial statements.

Financial information

The comparative figures for the financial year ended 31 December 2017 are not the Company’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2            RESTRUCTURING COSTS

Profit before tax for the half year ended 30 June 2018 is stated after charging restructuring costs of $187m ($496m for the half year ended 30 June 2017). These have been charged to profit as follows:

	H1 2018 $m	H1 2017 $m	Unreviewed(61) Q2 2018 $m	Unreviewed(61) Q2 2017 $m
Cost of sales	55	81	23	43
Research and development expense	58	142	31	38
Selling, general and administrative costs	84	197	48	103
Other operating income and expense	(10)	76	(10)	—
Total	187	496	92	184

(61)  The Q2 2018 and Q2 2017 information in respect of the three months ended 30 June 2018 and 30 June 2017 respectively included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

3            NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

The Group monitors net debt as part of its capital management policy as described in Note 26 of the Annual Report and Form 20-F Information 2017. Net debt is a non-GAAP financial measure.

	At 1 Jan 2018 $m	Cash Flow $m	Non-cash & Other $m	Exchange Movements $m	At 30 Jun 2018 $m
Loans due after one year	(15,560)	—	6	102	(15,452)
Finance leases due after one year	—	—	—	—	—
Total long-term debt	(15,560)	—	6	102	(15,452)

Current instalments of loans	(1,397)	—	—	—	(1,397)
Current instalments of finance leases	(5)	—	5	—	—
Commercial paper	(180)	(1,980)	—	—	(2,160)
Bank Collateral	(513)	67	—	—	(446)
Other short-term borrowings excluding overdrafts	—	—	—	—	—
Overdraft	(152)	(63)	—	3	(212)
Total current debt	(2,247)	(1,976)	5	3	(4,215)

Gross borrowings	(17,807)	(1,976)	11	105	(19,667)

Net derivative financial instruments	504	47	(86)	—	465

Net Borrowings	(17,303)	(1,929)	(75)	105	(19,202)

Cash and cash equivalents	3,324	(316)	—	(30)	2,978
Other investments - current	1,230	(415)	(16)	—	799
Other investments - non-current	70	—	12	—	82
Cash and investments	4,624	(731)	(4)	(30)	3,859

Net funds / (debt)	(12,679)	(2,660)	(79)	75	(15,343)

Non-cash movements in the period include fair value adjustments.

Other investments - non-current are included within the balance of $1,089m (31 December 2017: $933m) in the Statement of Financial Position.

The equivalent GAAP measure to net debt is ‘liabilities arising from financing activities’ which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta put option liability of $1.9bn shown in non-current other payables.

4            FINANCIAL INSTRUMENTS

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, and interest-bearing loans and borrowings.

Other than changes resulting from the Group’s adoption of IFRS 9 ‘Financial Instruments’ from 1 January 2018, as detailed in Note 1, there have been no changes of significance to the categorisation or fair value hierarchy classification of our financial instruments from those detailed in the Notes to the Group Financial Statements in the Company’s Annual Report and Form 20-F Information 2017.

The Group holds certain equity investments that are categorised as Level 3 in the fair value hierarchy and for which fair value gains of $71m have been recognised in H1 2018. These are presented in Fair value gains on equity investments in the Condensed Consolidated Statement of Comprehensive Income.

Financial instruments measured at fair value include $1,866m of other investments, $1,287m of loans, and $465m of derivatives as at 30 June 2018. The total fair value of interest-bearing loans and borrowings at 30 June 2018 which have a carrying value of $19,667m in the Condensed Consolidated Statement of Financial Position, was $20,346m. Contingent consideration liabilities arising on business combinations have been classified under Level 3 in the fair value hierarchy and movements in fair value are shown below:

	Diabetes Alliance 2018	Other 2018	Total 2018	Total 2017
	$m	$m	$m	$m
At 1 January	4,477	1,057	5,534	5,457
Settlements	(151)	—	(151)	(260)
Revaluations	—	38	38	(71)
Discount unwind	168	40	208	205
At 30 June	4,494	1,135	5,629	5,331

A description of the methods and assumptions used in our valuation approach for financial instruments, and an analysis of the key sensitivities, is included in Notes 11, 12, 17 and 18 to the Financial Statements in our Annual Report on Form 20-F Information 2017.

5            LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2017 (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters previously disclosed in respect of the first quarter of 2018 and to 18 May 2018

Patent litigation

Calquence (acalabrutinib)

US patent proceedings

As previously disclosed, in November 2017, Pharmacyclics LLC (Pharmacyclics, a company in the AbbVie group) filed a patent infringement lawsuit in the District Court of Delaware (the District Court) against Acerta Pharma and AstraZeneca. A trial has been scheduled for June 2020. In April 2018, AstraZeneca and Acerta Pharma filed a complaint in the District Court against Pharmacyclics and AbbVie, Inc. alleging that their medicine, Imbruvica, infringes a US patent owned by Acerta Pharma.

Brilinta (ticagrelor)

US patent proceedings

As previously disclosed, in 2015, in response to Paragraph IV notices from multiple abbreviated new drug application (ANDA) filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (the District Court) relating to patents listed in the FDA Orange Book with reference to Brilinta. In the first quarter of 2018, AstraZeneca entered into separate settlements with a number of the ANDA filers and the District Court entered consent judgments to dismiss several of the litigations. AstraZeneca continues to litigate in the District Court against additional ANDA filers. Trial may be scheduled as soon as late August 2018.

Farxiga (dapagliflozin)

US patent proceedings

In May 2018, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that Zydus’ generic version of Farxiga, if approved and marketed, would infringe AstraZeneca’s US Patents Nos. 6,414,126 and 6,515,117. AstraZeneca has also filed a further action in the US District Court for the District of New Jersey.

Crestor (rosuvastatin calcium)

Patent proceedings outside the US

As previously disclosed, in Australia, AstraZeneca has taken a provision in respect of damages claims from generic entities and the Commonwealth of Australia in relation to alleged losses suffered in connection with AstraZeneca’s enforcement of Crestor patents which were subsequently found invalid. In February 2018, AstraZeneca settled the claim from Apotex Pty Ltd (and other related Apotex entities). The claims from all generic entities have now been settled. The claim from the Commonwealth of Australia remains outstanding.

Pulmicort Respules (budesonide inhalation suspension)

US patent proceedings

As previously disclosed, in February 2015, the US District Court for the District of New Jersey (the District Court) determined that the asserted claims of US Patent No. 7,524,834, which covered Pulmicort Respules, were invalid following challenges brought by Apotex, Inc. and Apotex Corp., Breath Limited, Sandoz, Inc. and Watson Laboratories, Inc. (together, the Generic Challengers). In May 2015, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision. Since 2009, various injunctions were issued in this matter. Damages claims based on those injunctions have been filed by the Generic Challengers. No trial for the damages claims is currently scheduled. A provision has been taken.

Daliresp (roflumilast)

US patent proceedings

As previously disclosed, in 2015, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (the District Court) relating to patents listed in the FDA Orange Book with reference to Daliresp. From January through April 2018, AstraZeneca entered into separate settlements with a number of the ANDA filers and the District Court entered consent judgments to dismiss each of the remaining litigations.

Losec/Prilosec (omeprazole)

Patent proceedings outside the US

As previously disclosed, in Canada, in 2004, AstraZeneca brought proceedings against Apotex Inc. (Apotex) for infringement of several patents related to Losec. In February 2015, the Federal Court of Canada (the Federal Court) found that Apotex had infringed the Losec formulation patent (Canadian Patent No. 1,292,693). In July 2017, after a reference to account for Apotex’s profits earned as a result of the infringement, the Federal Court issued its decision describing how the quantification of monies owed to AstraZeneca should proceed. Apotex appealed. In February 2018, AstraZeneca and Apotex entered into a settlement agreement, under which Apotex agreed to pay AstraZeneca CAD 435 million (USD 352 million), concluding all Losec patent litigation in Canada.

Product liability litigation

Onglyza (saxagliptin) and Kombiglyze (saxagliptin and metformin)

As previously disclosed, in the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the Eastern District of Kentucky (the District) for consolidated pretrial proceedings with the federal actions pending in the District. The previously disclosed California state court coordinated proceeding remains pending in California.

Commercial litigation

Telephone Consumer Protection Act litigation

As previously disclosed, in the US, in December 2016, AstraZeneca and several other entities were served with a complaint filed in the US District Court for the Southern District of Florida that alleges, among other things, violations of the Telephone Consumer Protection Act caused by the sending of unsolicited advertisements by facsimile. This matter has been dismissed.

Toprol-XL (metoprolol succinate)

As previously disclosed, in the US, in February 2016, a Louisiana state court (the Trial Court) dismissed a civil lawsuit that was filed by the Attorney General for the State of Louisiana (the State) against AstraZeneca, which alleged unlawful monopolisation and unfair trade practices in connection with enforcement of patents for Toprol-XL. The State appealed the Trial Court’s dismissal. In April 2018, the Louisiana Court of Appeals for the First Circuit (the Appellate Court) reversed the dismissal and remanded the case back to the Trial Court for further proceedings. In May 2018, AstraZeneca filed a writ with the Louisiana Supreme Court seeking review of the Appellate Court’s decision.

Matters disclosed in respect of the second quarter of 2018 and to 26 July 2018

Patent litigation

Faslodex (fulvestrant)

US patent proceedings

As previously disclosed, AstraZeneca has filed patent infringement lawsuits in the US District Court for the District of New Jersey (the District Court) relating to four patents listed in the FDA Orange Book with reference to Faslodex after receiving a number of Paragraph IV notices relating to multiple ANDAs seeking FDA approval to market generic versions of Faslodex, prior to the expiration of AstraZeneca’s patents. In July 2016, AstraZeneca settled one of these, the lawsuit brought against Sandoz, Inc (Sandoz), and the District Court entered a consent judgment, which included an injunction preventing Sandoz from launching a generic fulvestrant product until March 2019, or earlier in certain circumstances. In 2016 and 2017, AstraZeneca resolved the lawsuits against all of the additional ANDA filers, and the District Court also entered consent judgments ending those lawsuits. In June and July 2018, AstraZeneca received Paragraph IV notices from two new ANDA filers seeking FDA approval to market generic versions of Faslodex, prior to the expiration of AstraZeneca’s patents. AstraZeneca filed patent infringement lawsuits against both new ANDA filers.

Patent proceedings outside the US

In France, in June 2018, the Commercial Court of Nanterre denied AstraZeneca’s request for a preliminary injunction against Sandoz SAS (Sandoz) to prevent a potential launch of its generic Faslodex in France. Additionally, in June 2018, Sandoz served AstraZeneca with an invalidation writ against European Patent Nos. EP 2,266,573, EP 1,250,138 and EP 1,272,195.

In Italy, in February 2015, Actavis Group Ptc ehf and Actavis Italy S.p.A. filed an action alleging that AstraZeneca’s European Patent No. EP1 ,250,138 (the ‘138 patent) was invalid. In July 2018, the Court of Turin determined that the ‘138 patent is invalid.

As previously disclosed, in May 2017, the Opposition Division of the European Patent Office revoked European Patent No. EP 2,266,573. AstraZeneca appealed the decision and the appeal has been scheduled for January 2019.

Brilinta (ticagrelor)

Patent proceedings outside the US

As previously disclosed, in China, in 2017, Shenzhen Salubris Pharmaceuticals Co., Ltd. filed an action in the Chinese State Intellectual Property Office (SIPO) in relation to Chinese Patent No. ZL99815926.3 (the Ticagrelor Patent) claiming the active ingredient in Brilinta, ticagrelor, was invalid. In October 2017, the Patent Reexamination Board of SIPO subsequently issued a decision invalidating the Ticagrelor Patent. AstraZeneca appealed the invalidation decision to the Beijing Intellectual Property Court and an oral hearing took place in July 2018. The decision of the Beijing Intellectual Property Court is awaited.

Farxiga (dapagliflozin)

US patent proceedings

As previously disclosed, in May 2018, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that Zydus’ generic version of Farxiga, if approved and marketed, would infringe AstraZeneca’s US Patents Nos. 6,414,126 and 6,515,117. In June 2018, Zydus filed a counter-claim alleging that AstraZeneca’s US Patents Nos. 7,851,502; 7,919,589; 8,221,786; 8,361,972; 8,501,698; 8,685,934; and 8,716,251, which are listed in the FDA Orange Book for Farxiga, are invalid and/or not infringed.

Onglyza (saxagliptin) and Kombiglyze (saxagliptin and metformin)

US patent proceedings

As previously disclosed, in February 2017, the US District Court for the District of Delaware (the District Court) issued a decision upholding the validity of US Patent No. RE44,186 (the ‘186 patent), listed in the FDA Orange Book with reference to Onglyza and/or Kombiglyze XR. In August 2017, the US Patent and Trademark Office (USPTO) issued a decision in an inter partes review upholding the challenged claims of the ‘186 patent. Mylan Pharmaceuticals Inc. (Mylan) appealed the District Court’s decision and the USPTO’s decision to the US Court of Appeals for the Federal Circuit. In May 2018, AstraZeneca and Mylan settled these two appeals. The matter is now closed.

Crestor (rosuvastatin calcium)

Patent proceedings outside the US

As previously disclosed, in Australia, AstraZeneca had taken a provision in respect of damages claims from generic entities and the Commonwealth of Australia in relation to alleged losses suffered in connection with AstraZeneca’s enforcement of Crestor patents which were subsequently found invalid. As previously disclosed, all claims from the generic entities have been settled. In May 2018, AstraZeneca settled the claim from the Commonwealth of Australia and as a result, all of the claims related to this matter have now been resolved.

Pulmicort Respules (budesonide inhalation suspension)

US patent proceedings

As previously disclosed, in February 2015, the US District Court for the District of New Jersey (the District Court) determined that the asserted claims of US Patent No. 7,524,834, which covered Pulmicort Respules, were invalid following challenges brought by Apotex, Inc. and Apotex Corp., Breath Limited, Sandoz, Inc. and Watson Laboratories, Inc. (together, the Generic Challengers). In May 2015, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision. Since 2009, various injunctions were issued in this matter. Damages claims based on those injunctions were filed by the Generic Challengers. In June 2018, AstraZeneca and the Generic Challengers settled these claims. The matter is now closed.

Nexium (esomeprazole magnesium)

Patent proceedings outside the US

As previously reported, in Canada, in July 2014, the Federal Court of Canada found the Nexium substance patent (Canadian Patent No. 2,139,653 (the ‘653 patent)) invalid and not infringed by Apotex Inc. In July 2015, AstraZeneca’s appeal was dismissed. AstraZeneca was granted leave to appeal to the Supreme Court of Canada (the Supreme Court). In June 2017, the Supreme Court granted AstraZeneca’s appeal and found the ‘653 patent valid. Apotex appealed the Supreme Court’s decision. AstraZeneca commenced proceedings to collect damages. In June 2018, the parties settled all outstanding proceedings. The matter is now closed.

Product liability litigation

Nexium (esomeprazole magnesium) and Losec/Prilosec (omeprazole)

As previously disclosed, in the US, AstraZeneca is defending various lawsuits involving multiple plaintiffs claiming that they have been diagnosed with kidney injuries following treatment with proton pump inhibitors, including Nexium and Prilosec and, in August 2017, pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in federal court in New Jersey for pre-trial purposes. An initial trial date has been scheduled in the MDL for September 2020.

Seroquel (quetiapine fumarate)

In June 2018, AstraZeneca was named in a lawsuit filed in Illinois involving one plaintiff alleging Brugada Syndrome from treatment with Seroquel.

Commercial litigation

Nexium settlement anti-trust litigation

As previously disclosed, AstraZeneca was a defendant in a multidistrict litigation class action and individual lawsuit alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. As previously disclosed, a trial in the US District Court for the District of Massachusetts returned a verdict in favour of AstraZeneca, and the federal appeals for this verdict were subsequently concluded. As previously disclosed, two lawsuits with similar allegations were filed in Pennsylvania state court by various indirect purchasers of Nexium. These cases had been stayed pending the outcome of the federal court litigation, but AstraZeneca was informed in June 2018 that both matters were administratively closed by the state court. This matter is accordingly concluded.

Other legal matters

Iraq Ministry of Health litigation/anti-corruption probe

As previously disclosed, in the US, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in federal court in the District of Columbia by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2009 (the Lawsuit). The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In addition, AstraZeneca has received an inquiry from the US Department of Justice in connection with an anti-corruption investigation relating to activities in Iraq, including interactions with the Iraqi government and certain of the same matters alleged in the Lawsuit.

6            PRODUCT SALES ANALYSIS — H1 2018

The table below provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

	World			Emerging Markets			US		Europe			Established ROW
	H1 2018 $m	Actual %	CER %	H1 2018 $m	Actual %	CER %	H1 2018 $m	Actual %	H1 2018 $m	Actual %	CER %	H1 2018 $m	Actual %	CER %
Oncology
Tagrisso	760	89	82	159	n/m	n/m	341	89	139	83	63	121	13	9
Iressa	275	5	(1)	148	15	8	14	(18)	61	13	2	52	(15)	(18)
Lynparza	269	n/m	n/m	18	n/m	n/m	149	n/m	87	50	36	15	n/m	n/m
Imfinzi	184	n/m	n/m	3	n/m	n/m	178	n/m	3	n/m	n/m	—	—	—
Calquence	20	n/m	n/m	—	—	—	20	n/m	—	—	—	—	—	—
Legacy:
Faslodex	501	8	5	71	31	30	259	7	118	(11)	(21)	53	56	50
Zoladex	376	4	(1)	202	20	17	3	(79)	68	1	(9)	103	(10)	(13)
Arimidex	111	5	—	71	25	19	—	n/m	15	(12)	(18)	25	(14)	(17)
Casodex	104	(5)	(11)	59	5	(4)	—	—	11	—	—	34	(21)	(23)
Others	64	14	11	16	23	15	—	—	3	—	—	45	13	10
Total Oncology	2,664	42	37	747	43	37	964	91	505	21	9	448	4	—

CVRM
Brilinta	609	23	18	148	22	17	259	20	172	27	14	30	20	16
Farxiga	639	40	36	157	57	59	266	29	152	45	28	64	39	35
Onglyza	255	(16)	(19)	81	29	24	98	(38)	47	(10)	(17)	29	(3)	(7)
Bydureon	294	(2)	(3)	7	40	40	234	(4)	43	2	(10)	10	11	11
Byetta	60	(33)	(35)	4	(20)	(60)	32	(45)	16	(11)	(11)	8	—	—
Symlin	16	(36)	(36)	—	—	—	16	(36)	—	—	—	—	—	—
Legacy:
Crestor	727	(39)	(42)	424	9	4	90	(41)	111	(69)	(72)	102	(64)	(66)
Seloken/Toprol-XL	373	2	(2)	328	13	9	26	(13)	12	(71)	(71)	7	17	17
Atacand	137	(7)	(10)	76	(11)	(11)	10	(17)	41	(2)	(12)	10	25	25
Others	158	(12)	(17)	109	(1)	(7)	(2)	n/m	38	(22)	(27)	13	(35)	(35)
Total CVRM	3,268	(8)	(11)	1,334	14	10	1,029	(7)	632	(25)	(33)	273	(38)	(40)

Respiratory
Symbicort	1,306	(6)	(10)	241	13	10	439	(21)	411	3	(8)	215	(1)	(5)
Pulmicort	633	12	6	482	22	15	59	(24)	50	4	(6)	42	2	(2)
Fasenra	86	n/m	n/m	—	—	—	67	n/m	8	n/m	n/m	11	n/m	n/m
Daliresp/Daxas	83	(10)	(12)	1	(67)	n/m	67	(15)	14	56	44	1	—	—
Tudorza/Eklira	73	3	(3)	—	—	—	29	—	38	—	(11)	6	50	50
Duaklir	50	43	29	1	n/m	n/m	—	—	47	38	24	2	n/m	n/m
Bevespi	13	n/m	n/m	—	—	—	13	n/m	—	—	—	—	—	—
Others	163	23	15	61	30	17	1	(50)	75	23	16	26	18	14
Total Respiratory	2,407	6	—	786	19	13	675	(10)	643	9	(2)	303	6	2

Other
Nexium	890	(16)	(19)	343	—	(3)	187	(45)	122	2	(9)	238	(6)	(9)
Synagis	250	(17)	(17)	—	—	—	125	(25)	125	(6)	(6)	—	—	—
Losec/Prilosec	145	7	(1)	88	26	16	4	(50)	36	(5)	(13)	17	(15)	(15)
Seroquel XR	129	(20)	(23)	40	25	22	49	(36)	33	(23)	(30)	7	(30)	(30)
Movantik/Moventig	52	(16)	(16)	1	n/m	n/m	51	(18)	—	—	—	—	—	—
Others	210	(41)	(44)	85	(60)	(54)	18	57	58	(30)	(51)	49	(11)	(20)
Total Other	1,676	(19)	(22)	557	(15)	(16)	434	(34)	374	(10)	(19)	311	(8)	(12)

TOTAL PRODUCT SALES	10,015	2	(2)	3,424	14	10	3,102	3	2,154	(5)	(14)	1,335	(11)	(14)

7            PRODUCT SALES ANALYSIS — Q2 2018 (Unreviewed*)

The table below provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

* The Q2 2018 information in respect of the three months ended 30 June 2018 included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established ROW
	Q2 2018 $m	Actual %	CER %	Q2 2018 $m	Actual %	CER %	Q2 2018 $m	Actual %	Q2 2018 $m	Actual %	CER %	Q2 2018 $m	Actual %	CER %
Oncology
Tagrisso	422	82	77	88	n/m	n/m	194	n/m	70	71	54	70	4	1
Iressa	143	4	(1)	77	13	7	6	(33)	31	11	—	29	(9)	(13)
Lynparza	150	n/m	n/m	10	n/m	n/m	83	n/m	45	36	30	12	n/m	n/m
Imfinzi	122	n/m	n/m	3	n/m	n/m	116	n/m	3	n/m	n/m	—	—	—
Calquence	12	n/m	n/m	—	—	—	12	n/m	—	—	—	—	—	—
Legacy:
Faslodex	247	—	(3)	32	19	19	125	2	59	(25)	(32)	31	63	58
Zoladex	192	8	4	101	25	23	2	(67)	34	(3)	(14)	55	(2)	(5)
Arimidex	57	6	2	36	29	29	—	n/m	7	(22)	(33)	14	(7)	(13)
Casodex	52	(4)	(9)	28	8	(4)	—	—	5	—	—	19	(17)	(17)
Others	37	23	23	9	50	50	—	—	2	—	—	26	18	18
Total Oncology	1,434	44	40	384	42	37	538	112	256	10	1	256	8	6

CVRM
Brilinta	316	16	13	72	18	15	144	13	86	23	13	14	8	—
Farxiga	340	36	34	88	52	57	139	26	78	42	25	35	30	30
Onglyza	126	(16)	(18)	41	24	21	49	(37)	24	(4)	(8)	12	(14)	(21)
Bydureon	155	6	5	7	75	125	123	6	20	—	(20)	5	(17)	(17)
Byetta	29	(33)	(35)	(1)	n/m	n/m	17	(39)	9	(10)	(10)	4	(20)	(20)
Symlin	7	(36)	(36)	—	—	—	7	(36)	—	—	—	—	—	—
Legacy:
Crestor	338	(40)	(42)	186	(1)	(4)	44	7	46	(72)	(74)	62	(62)	(64)
Seloken/Toprol-XL	173	(4)	(7)	155	13	9	8	(58)	6	(71)	(71)	4	—	—
Atacand	66	(8)	(10)	39	(5)	(2)	3	(50)	19	(10)	(19)	5	25	25
Others	73	(19)	(23)	49	(6)	(10)	(2)	n/m	18	(31)	(38)	8	(33)	(33)
Total CVRM	1,623	(9)	(11)	636	11	9	532	(1)	306	(26)	(33)	149	(40)	(42)

Respiratory
Symbicort	672	(5)	(8)	113	12	10	256	(14)	199	—	(9)	104	(3)	(6)
Pulmicort	287	27	20	212	45	37	30	(19)	23	5	(5)	22	5	—
Fasenra	65	n/m	n/m	—	—	—	48	n/m	6	n/m	n/m	11	n/m	n/m
Daliresp/Daxas	45	(6)	(8)	(1)	n/m	n/m	38	(7)	7	75	75	1	—	—
Tudorza/Eklira	39	15	12	(1)	n/m	n/m	18	29	18	—	(11)	4	n/m	n/m
Duaklir	22	38	31	1	n/m	n/m	—	—	20	33	13	1	—	—
Bevespi	8	n/m	n/m	—	—	—	8	n/m	—	—	—	—	—	—
Others	88	35	28	24	26	11	6	n/m	44	33	30	14	8	—
Total Respiratory	1,226	12	7	348	30	24	404	3	317	9	—	157	8	5

Other
Nexium	442	(26)	(28)	161	(4)	(7)	87	(57)	61	3	(5)	133	(19)	(22)
Synagis	26	(63)	(63)	—	n/m	n/m	(9)	n/m	35	(41)	(41)	—	—	—
Losec/Prilosec	76	12	4	42	20	9	3	—	20	—	(5)	11	10	10
Seroquel XR	76	(20)	(21)	22	29	35	33	(38)	17	(19)	(29)	4	—	—
Movantik/Moventig	24	(25)	(25)	1	n/m	n/m	23	(28)	—	—	—	—	—	—
Others	103	(52)	(53)	65	(40)	(44)	4	(90)	21	(54)	(54)	13	(28)	(22)
Total Other	747	(30)	(33)	291	(12)	(15)	141	(59)	154	(25)	(29)	161	(18)	(20)

TOTAL PRODUCT SALES	5,030	2	(1)	1,659	15	12	1,615	6	1,033	(10)	(17)	723	(13)	(15)

8            SEQUENTIAL QUARTERLY PRODUCT SALES — 2018 (Unreviewed*)

The table below provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth.

* The sequential quarterly product sales information included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	Q1 2018 $m	Actual %	CER %	Q2 2018 $m	Actual %	CER %	Q3 2018 $m	Actual %	CER %	Q4 2018 $m	Actual %	CER %
Oncology
Tagrisso	338	11	10	422	25	25
Iressa	132	2	(1)	143	8	8
Lynparza	119	19	18	150	26	26
Imfinzi	62	n/m	n/m	122	98	98
Calquence	8	n/m	n/m	12	51	50
Legacy:
Faslodex	254	7	5	247	(3)	(2)
Zoladex	184	(2)	(4)	192	4	5
Arimidex	54	(5)	(7)	57	6	6
Casodex	52	(4)	(6)	52	—	(2)
Others	27	(7)	(20)	37	37	50
Total Oncology	1,230	10	8	1,434	17	17

CVRM
Brilinta	293	(2)	(4)	316	8	9
Farxiga	299	(10)	(11)	340	14	15
Onglyza	129	(28)	(29)	126	(2)	(2)
Bydureon	139	(5)	(5)	155	12	11
Byetta	31	(35)	(38)	29	(7)	(3)
Symlin	9	(31)	(31)	7	(22)	(22)
Legacy:
Crestor	389	(35)	(36)	338	(13)	(12)
Seloken/Toprol-XL	200	19	18	173	(14)	(13)
Atacand	71	(3)	(3)	66	(8)	(8)
Others	85	6	4	73	(13)	(11)
Total CVRM	1,645	(15)	(17)	1,623	(1)	—

Respiratory
Symbicort	634	(16)	(17)	672	6	6
Pulmicort	346	(7)	(8)	287	(17)	(17)
Daliresp/Daxas	38	(28)	(30)	45	19	22
Tudorza/Eklira	34	(19)	(21)	39	15	15
Duaklir	28	22	17	22	(22)	(19)
Fasenra	21	n/m	n/m	65	n/m	n/m
Bevespi	5	(38)	(38)	8	61	60
Others	75	(12)	(20)	88	17	16
Total Respiratory	1,181	(11)	(13)	1,226	4	4

Other
Nexium	448	5	3	442	(1)	(1)
Synagis	224	(4)	(4)	26	(89)	(88)
Losec/Prilosec	69	—	(4)	76	10	11
Seroquel XR	53	(51)	(51)	76	44	42
Movantik/Moventig	28	(7)	(7)	24	(14)	(14)
Others	107	(36)	(37)	103	(4)	(5)
Total Other	929	(15)	(16)	747	(20)	(20)

TOTAL PRODUCT SALES	4,985	(9)	(11)	5,030	1	1

9            SEQUENTIAL QUARTERLY PRODUCT SALES — 2017 (Unreviewed*)

The table below provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth.

* The sequential quarterly product sales information included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	Q1 2017 $m	Actual %	CER %	Q2 2017 $m	Actual %	CER %	Q3 2017 $m	Actual %	CER %	Q4 2017 $m	Actual %	CER %
Oncology
Tagrisso	171	16	19	232	36	34	248	7	5	304	23	22
Iressa	124	5	8	137	10	9	137	—	(1)	130	(5)	(6)
Lynparza	57	(8)	(6)	59	4	2	81	37	33	100	23	22
Imfinzi	—	—	—	1	n/m	n/m	—	—	—	18	n/m	n/m
Calquence	—	—	—	—	—	—	—	—	—	3	n/m	n/m
Legacy:
Faslodex	214	(4)	(3)	248	16	15	241	(3)	(5)	238	(1)	(1)
Zoladex	185	(21)	(12)	178	(4)	(5)	185	4	2	187	1	1
Casodex	56	(7)	(2)	54	(4)	(3)	51	(6)	(9)	54	6	6
Arimidex	52	(9)	(7)	54	4	4	54	—	(2)	57	6	6
Others	26	(10)	(3)	30	15	7	29	(3)	(3)	29	—	3
Total Oncology	885	(5)	—	993	12	11	1,026	3	1	1,120	9	9

CVRM
Brilinta	224	(5)	(4)	272	21	20	284	4	3	299	5	5
Farxiga	207	(13)	(13)	250	21	20	285	14	11	332	16	16
Onglyza	154	3	3	150	(3)	(3)	127	(15)	(17)	180	42	42
Bydureon	153	8	8	146	(5)	(5)	128	(12)	(14)	147	15	15
Byetta	46	(16)	(16)	43	(7)	(7)	39	(9)	(9)	48	23	23
Symlin	14	—	—	11	(21)	(21)	10	(9)	(9)	13	30	30
Qtern	—	—	—	—	—	—	—	—	—	5	n/m	n/m
Legacy:
Crestor	631	—	3	560	(11)	(12)	580	4	2	594	2	2
Seloken/Toprol-XL	186	4	6	181	(3)	(4)	160	(12)	(14)	168	5	4
Atacand	75	(7)	(6)	72	(4)	(5)	80	11	8	73	(9)	(6)
Others	89	3	12	90	1	(3)	80	(11)	(12)	80	—	(4)
Total CVRM	1,779	(2)	—	1,775	—	(1)	1,773	—	(2)	1,939	9	9

Respiratory
Symbicort	677	(9)	(7)	706	4	3	668	(5)	(7)	752	13	12
Pulmicort	337	17	19	226	(33)	(33)	242	7	5	371	53	51
Daliresp/Daxas	44	7	10	48	9	9	53	10	8	53	—	(2)
Tudorza/Eklira	37	3	6	34	(8)	(8)	37	9	6	42	14	14
Duaklir	19	—	—	16	(16)	(15)	21	31	18	23	10	10
Bevespi	1	(67)	(50)	3	n/m	n/m	4	33	33	8	100	100
Others	66	(20)	(19)	66	—	(4)	67	2	4	85	27	30
Total Respiratory	1,181	(2)	(1)	1,099	(7)	(8)	1,092	(1)	(3)	1,334	22	21

Other
Nexium	461	(6)	(4)	595	29	28	469	(21)	(22)	427	(9)	(9)
Synagis	230	(24)	(24)	70	(70)	(70)	153	n/m	n/m	234	53	53
Losec/Prilosec	68	15	18	68	—	(3)	66	(3)	(6)	69	5	5
Seroquel XR	67	(43)	(42)	95	42	38	62	(35)	(36)	108	74	66
Movantik/Moventig	30	15	15	32	7	7	30	(6)	(6)	30	—	—
FluMist/Fluenz	—	n/m	n/m	—	—	—	20	n/m	n/m	58	190	175
Others	142	(42)	(41)	213	50	51	191	(10)	(11)	168	(12)	(12)
Total Other	998	(24)	(22)	1,073	8	7	991	(8)	(9)	1,094	10	10

TOTAL PRODUCT SALES	4,843	(8)	(6)	4,940	2	1	4,882	(1)	(3)	5,487	12	12

10     SEQUENTIAL QUARTERLY PRODUCT SALES — 2016 (Unreviewed*)

The table below provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth.

* The sequential quarterly product sales information included in the interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	Q1 2016 $m	Actual %	CER %	Q2 2016 $m	Actual %	CER %	Q3 2016 $m	Actual %	CER %	Q4 2016 $m	Actual %	CER %
Oncology
Tagrisso	51	183	200	92	80	82	133	45	44	147	11	11
Iressa	135	5	5	135	—	(2)	125	(7)	(8)	118	(6)	(4)
Lynparza	44	22	22	54	23	23	58	7	7	62	7	9
Legacy:
Faslodex	190	3	3	211	11	9	207	(2)	(2)	222	7	9
Zoladex	178	(10)	(8)	204	15	8	199	(2)	(2)	235	18	11
Arimidex	57	(5)	(5)	62	9	7	56	(10)	(13)	57	2	5
Casodex	62	(2)	(6)	63	2	—	62	(2)	(5)	60	(3)	(2)
Others	21	(22)	(22)	27	29	12	27	—	4	29	7	—
Total Oncology	738	3	3	848	15	12	867	2	2	930	7	7

CVRM
Brilinta	181	4	5	214	18	16	208	(3)	(2)	236	13	15
Farxiga	165	9	10	211	28	26	220	4	4	239	9	9
Onglyza	211	10	12	191	(9)	(11)	169	(12)	(11)	149	(12)	(11)
Bydureon	135	(13)	(16)	156	16	14	145	(7)	(6)	142	(2)	(1)
Byetta	62	(14)	(14)	76	23	21	61	(20)	(19)	55	(10)	(10)
Symlin	5	(64)	(64)	10	n/m	n/m	11	10	10	14	27	27
Legacy:
Crestor	1,156	(13)	(13)	926	(20)	(21)	688	(26)	(26)	631	(8)	(7)
Seloken/Toprol-XL	185	16	11	189	2	—	185	(2)	(2)	178	(4)	(2)
Atacand	71	(17)	(15)	89	25	22	74	(17)	(19)	81	9	14
Others	121	(9)	(16)	106	(12)	(11)	84	(21)	(19)	86	2	—
Total CVRM	2,292	(7)	(7)	2,168	(5)	(7)	1,845	(15)	(15)	1,811	(2)	(1)

Respiratory
Symbicort	749	(13)	(12)	803	7	6	697	(13)	(13)	740	6	8
Pulmicort	310	13	14	239	(23)	(23)	224	(6)	(6)	288	29	31
Daliresp/Daxas	31	(3)	(3)	40	29	29	42	5	5	41	(2)	(2)
Tudorza/Eklira	39	(17)	(17)	48	23	21	47	(2)	—	36	(23)	(23)
Duaklir	13	8	8	17	31	31	14	(18)	(18)	19	36	43
Bevespi	—	—	—	—	—	—	—	—	—	3	n/m	n/m
Others	65	—	(3)	79	22	18	86	9	12	83	(3)	1
Total Respiratory	1,207	(6)	(6)	1,226	2	1	1,110	(9)	(9)	1,210	9	10

Other
Nexium	463	(18)	(18)	562	21	20	516	(8)	(9)	491	(5)	(4)
Synagis	244	(11)	(11)	27	(89)	(89)	104	n/m	n/m	302	n/m	n/m
Losec/Prilosec	75	(3)	(4)	70	(7)	(9)	72	3	4	59	(18)	(17)
Seroquel XR	202	(16)	(16)	225	11	11	190	(16)	(16)	118	(38)	(37)
Movantik/Moventig	17	13	13	23	35	35	25	9	9	26	4	4
FluMist/Fluenz	5	(97)	(97)	6	20	20	26	n/m	n/m	67	n/m	n/m
Others	322	(15)	(7)	314	(2)	(4)	270	(14)	(16)	246	(9)	(8)
Total Other	1,328	(24)	(22)	1,227	(8)	(9)	1,203	(2)	(3)	1,309	9	10

TOTAL PRODUCT SALES	5,565	(10)	(10)	5,469	(2)	(3)	5,025	(8)	(8)	5,260	5	6

Shareholder Information

Announcement of nine months and third quarter 2018 results	8 November 2018

Future dividends will normally be paid as follows:
First interim	Announced with half-year and second-quarter results and paid in September
Second interim	Announced with full-year and fourth-quarter results and paid in March

The record date for the first interim dividend for 2018, payable on 10 September 2018, will be 10 August 2018. The ex-dividend date will be 9 August 2018.

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Duaklir, Eklira, and Tudorza, trademarks of Almirall, S.A.; Epanova, a trademark of Chrysalis Pharma AG.; Imbruvica, owned by Pharmacyclics, Inc., Johnson & Johnson or Janssen Pharmaceutica NV (depending on geography); Synagis, owned by AstraZeneca or AbbVie Inc. (depending on geography).

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

Addresses for Correspondence
Registered Office 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK	Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden	US Depositary Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 USA

Tel: +44 (0)20 3749 5000	Tel (Freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel: +46 (0)8 402 9000	Tel: (toll free in the US) +1 (888) 697 8018 Tel: (outside the US) +1 (781) 575 4555 citibank@shareholders-online.com

Cautionary Statements Regarding Forward-Looking Statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of, or limitations to, patents, marketing exclusivity or trademarks, or the risk of failure to obtain and enforce patent protection; effects of patent litigation in respect of IP rights; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure of outsourcing; the risks associated with manufacturing biologics; the risk that R&D will not yield new products that achieve commercial success; the risk of delay to new product launches; the risk that new products do not perform as we expect; the risk that strategic alliances and acquisitions, including licensing and collaborations, will be unsuccessful; the risks from pressures resulting from generic competition; the impact of competition, price controls and price reductions; the risks associated with developing our business in emerging markets; the risk of illegal trade in our products; the difficulties of obtaining and maintaining regulatory approvals for products; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk of failure of critical processes affecting business continuity; economic, regulatory and political pressures to limit or reduce the cost of our products; failure to achieve strategic priorities or to meet targets, expectations, guidance or indications; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; the risk of substantial product liability claims; the risk of failure to adhere to applicable laws, rules and regulations; the risk of failure to adhere to applicable laws, rules and regulations relating to anti-competitive behaviour; the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation; taxation risks; exchange rate fluctuations; the risk of an adverse impact of a sustained economic downturn; political and socio-economic conditions; the risk of environmental liabilities; the risk of occupational health and safety liabilities; the risk associated with pensions liabilities; the impact of failing to attract and retain key personnel and to successfully engage with our employees; the risk of misuse of social medial platforms and new technology; and the risk of failure of information technology and cybercrime. Nothing in this document, or any related presentation / webcast, should be construed as a profit forecast.

EXHIBIT LIST

Exhibit	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 July 2018	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary